UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2008

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FIRST QUARTER REPORT

AT MARCH 31, 2008

●	CONTENTS

Telecom Italia Group - First Quarter Report at March 31, 2008

●	CORPORATE BOARDS

Board of Directors

At March 31, 2008, the board of directors of the Company is composed as follows:

Chairman Chief Executive Officer Directors

Gabriele Galateri di Genola

Franco Bernabé

César Alierta Izuel

Paolo Baratta (independent)

Gilberto Benetton

Stefano Cao (independent)

Renzo Capra (independent)

Domenico De Sole (independent)

Luigi Fausti (independent)

Jean Paul Fitoussi (independent)

Julio Linares López

Gaetano Miccichè

Aldo Minucci

Gianni Mion

Renato Pagliaro

Cesare Giovanni Vecchio (independent)

Luigi Zingales (independent)

Secretary to the Board	Francesco Chiappetta

Strategies Committee	Gabriele Galateri di Genola Franco Bernabé Paolo Baratta Domenico De Sole Jean Paul Fitoussi Renato Pagliaro

Committee for Internal Control and Corporate Governance	Paolo Baratta - Chairman Domenico De Sole Luigi Fausti Cesare Giovanni Vecchio

Remuneration Committee	Luigi Zingales - Chairman Stefano Cao Renzo Capra Luigi Fausti

Telecom Italia Group - First Quarter Report at March 31, 2008

The ordinary shareholders’ meeting held on April 14, 2008 elected a new board of directors, establishing the number of directors at 15 and setting the expiration of the term of office for three years, up to the approval of the financial statements at December 31, 2010.

On April 15, 2008, the new board of directors of Telecom Italia met and confirmed Gabriele Galateri di Genola and Franco Bernabè, respectively, chairman and chief executive officer, with the powers and responsibilities already held by them.

Consequently, the board of directors of the company is now composed as follows:

Chairman Chief Executive Officer Directors

Gabriele Galateri di Genola

Franco Bernabé

César Alierta Izuel

Paolo Baratta (independent)

Tarak Ben Ammar

Roland Berger (independent)

Elio Cosimo Catania (independent)

Jean Paul Fitoussi (independent)

Berardino Libonati

Julio Linares López

Gaetano Micciché

Aldo Minucci

Gianni Mion

Renato Pagliaro

Luigi Zingales (independent)

The domicile for the posts held by all the members of the board of directors is the registered office of Telecom Italia in Milan, Piazza degli Affari 2.

***

The board of directors’ meeting held on April 15, 2008 then amended the Company’s Self-Regulatory Code particularly with regard to internal committees. The Strategies Committee was replaced by an Executive Committee, which has the task of monitoring the operating performance of the Company and the Group, approving the macro-organization of the Company and expressing its opinion to the board on the Company’s and Group’s budget and strategic, industrial and financial plans. The Remuneration Committee was renamed the Nominations and Remuneration Committee and an additional power was assigned, that of proposing candidates to the board in the event of the replacement of an independent director.

The current composition of the internal Committees of the board of directors is the following:

Executive Committee	Gabriele Galateri di Genola - Chairman Franco Bernabé Roland Berger Julio Linares López Gaetano Micciché Aldo Minucci Gianni Mion Renato Pagliaro

Telecom Italia Group - First Quarter Report at March 31, 2008

Committee for Internal Control and Corporate Governance	Paolo Baratta – Chairman Elio Cosimo Catania Jean Paul Fitoussi Aldo Minucci

Nomination and Remuneration Committee	Elio Cosimo Catania Berardino Libonati Luigi Zingales

Board of Statutory Auditors

Chairman Acting Auditors	Paolo Golia Enrico Maria Bignami Salvatore Spiniello Ferdinando Superti Furga Gianfranco Zanda
Alternate Auditors	Luigi Gaspari Enrico Laghi

Common representatives

• Savings shareholders	Carlo Pasteris

Appointed for the three-year period 2007–2009 by the special shareholders’ meeting held on May 16, 2007.

• Bondholders	Francesco Pensato

“Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium”

Appointed by the June 30, 2005 decree of the Milan Court (and confirmed by the April 30, 2008 decree of the same Court) after failure to establish the corresponding bondholders’ meeting.

• Bondholders	Francesco Pensato

“Telecom Italia 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”

Appointed by the July 8, 2005 decree of the Milan Court (and confirmed by the April 30, 2008 decree of the same Court) after failure to establish the corresponding bondholders’ meeting.

• Bondholders	Francesco Pensato

“Telecom Italia S.p.A. euro 750,000,000 4.50% notes due 2011”

Appointed by the April 10, 2006 decree of the Milan Court, after failure to establish the corresponding bondholders’ meeting.

• Bondholders	Francesco Pensato

“Telecom Italia S.p.A. euro 1,250,000,000 5.375% notes due 2019”

Appointed by the April 10, 2006 decree of the Milan Court, after failure to establish the corresponding bondholders’ meeting.

Telecom Italia Group - First Quarter Report at March 31, 2008

Manager responsible for preparing the financial reports of the Company

On November 8, 2007, the board of directors appointed Enrico Parazzini (General Manager of the Company and head of the Finance, Administration and Control Function of the Group) as the manager responsible for preparing Telecom Italia’s financial reports.

Independent auditors

Reconta Ernst & Young S.p.A. for the three-year period 2007-2009.

KEY MANAGERS

In the first quarter of 2008, the key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, were the following:

Directors:
Gabriele Galateri di Genola	Chairman
Franco Bernabè	Chief Executive Officer

Managers:
Enrico Parazzini (1)	General Manager Head of Finance, Administration and Control Chairman of Telecom Italia Media S.p.A.
Luca Luciani	General Manager Head of Domestic Mobile Services
Stefano Pileri	General Manager Head of Technology
Oscar Cicchetti (2)	Head of Business Strategies & International Development
Head of Domestic Fixed Services
Antonio Campo Dall’Orto (3)	Chief Executive Officer Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli (4)	Head of Domestic Fixed Services
Gustavo Bracco (5)	Head of Human Resources, Organization and Industrial Relations
Francesco Chiappetta	Head of General Counsel & Corporate and Legal Affairs
Germanio Spreafico	Head of Purchasing
Paolo Annunziato	Head of Public Affairs
Filippo Bettini (6)	Head of Strategy
Giampaolo Zambeletti (6)	Head of International Affairs

(1)	Chairman of Telecom Italia Media S.p.A. to the board of directors of the company held on April 10, 2008

(2)	From February 4, 2008, Head of Business Strategies & International Development and also, from March 10, 2008, Head of Domestic Fixed Services.

(3)

On May 7, 2008, Antonio Campo Dall’Orto tendered his resignation from the post of chief executive officer of Telecom Media S.p.A., post in which the Executive Vice Chairman of the company, Giovanni Stella, was appointed; to the same Giovanni Stella, was assigned the responsibility for Business Unit Media.

(4)	To March 9, 2008.

(5)	On May 1, 2008, responsibility for Human Resources, Organization and Industrial Relations was assigned to Antonio Migliardi.

(6)	To February 3, 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

Committees

One the organizational tools adopted to ensure the management and the operational integration of the Group is the Group Committee System. The aim of the System is to:

•	monitor the implementation of strategies, development of plans and attainment of results;

•	ensure the overall coordination of business actions and management of relative cross-over issues;

•	build-up the necessary operational synergies among the various functions involved in technological, business and support processes.

As at March 31, 2008, the following managerial committees are formally operational:

•

Risk Management Committee of the Group, which ensures the identification, the assessment and the management of the risks of the Group as well as the policy for IT security and information, coordinating preventive action plans designed to guarantee the operating continuity of the business and monitoring the effectiveness of the countermeasures adopted;

•

IT Governance Committee of the Group, which defines the guidelines for the information strategies of the Group, guides IT strategic decisions and investments consistently with business needs, monitors the progress on the most important IT projects, quality of solutions and cost effectiveness;

•

Security Committee of the Group, which ensures the integrated coordination of security and crisis management activities of the Group, monitoring the progress on major projects and the effectiveness of the solutions adopted;

•	Steering Committee for Relations with Telefónica of the Group, which aims to meet the following objectives:

•	identify areas and business activities suitable for possible industrial synergies between the two Groups;

•	design consequent plans for execution;

•	control consistency with national and international laws, with measures by public authorities and with rules of self-regulation.

•	Quality Governance Committee of the Group, which has responsibility for:

•	directing and supervising the initiatives and activities geared to the end-to-end improvement of the quality of the processes;

•

monitoring the results of the quality obtained, also analyzing them according to the quality requisites required by the Authorities, the most important or recurring customer complaints and – generally – on the basis of the feedback from all the stakeholders;

•

supervising the process for the creation, quality certification and launch of new products and services offered to the clientele – in particular those with a greater impact in terms of image and competitive market positioning – with the specific operating responsibilities of the technical structures and the businesses involved remaining unchanged.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	MACRO-ORGANIZATION CHART AT MARCH 31, 2008 - TELECOM ITALIA GROUP

Starting from April 1, 2008, the Telecom Italia Group made certain changes to its organizational structure and the relative attribution of responsibilities. In particular:

•

on April 11, 2008, in the Telecom Italia Media Business Unit, Berardino Libonati was appointed chairman, Giovanni Stella was appointed executive vice chairman and Antonio Campo Dall’Orto was appointed chief executive officer of Telecom Italia Media S.p.A. On May 7, 2008, Antonio Campo Dall’Orto tendered his resignation from the post of chief executive officer of Telecom Media S.p.A. and in his place Giovanni Stella was appointed chief executive office and executive vice chairman; to the same Giovanni Stella was assigned the responsibility for Business Unit Media.

•

on April 18, 2008, the Regulatory Affairs function was entrusted to Alessandro Talotta in the role of Chief Regulatory Officer. On the same date, National Wholesale Services was assigned to Riccardo Delleani;

•

on April 25, 2008, the Editorial Content Purchases Coordination Steering Committee of the Group was established with aim of coordinating and conforming the purchase of editorial content for all the platforms of the Telecom Italia Group. The Steering Committee is headed by the vice chairman and chief executive officer of Telecom Italia Media, Giovanni Stella.

Telecom Italia Group - First Quarter Report at March 31, 2008

Massimiliano Paolucci will ensure coordination of the actions to execute the decisions taken and will act as the general secretary;

•	on May 1, 2008, Human Resources, Organization and Industrial Relations was entrusted to Antonio Migliardi; on May 7, 2008, this function was renamed Human Resources and Organization;

•	on May 1, 2008, the External Relations function of the Group was established and reports directly to the chief executive officer; the function is headed by Carlo Fornaro.

External Relations took over the Group functions of Advertising, Image & Brand Enrichment and Communication.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	INFORMATION FOR INVESTORS

—	TELECOM ITALIA S.p.A. SHARE CAPITAL AT MARCH 31, 2008

Share capital	euro 10,673,803,169.15
Number of ordinary shares (par value euro 0.55 each)	euro 13,380,794,192
Number of savings shares (par value euro 0.55 each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	1,272,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance	124,544,373
Percentage of treasury shares held by the Group to the total share capital	0.65%
Market capitalization (based on March 2008 average prices)	euro 25,328 million

—	SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the

Shareholders Book at March 31, 2008, in addition to communications received and other sources of information (ordinary shares)

Telecom Italia Group - First Quarter Report at March 31, 2008

—	PERFORMANCE OF THE STOCKS OF THE MAJOR COMPANIES IN THE TELECOM ITALIA GROUP

Relative performance

TELECOM ITALIA S.p.A.

1/1/2008 – 3/31/2008

vs. MIBTEL and DJ Stoxx TLC Indexes

(**) Official prices.

Relative performance

TELECOM ITALIA MEDIA S.p.A.

1/1/2008 – 3/31/2008

vs. MIBTEL and DJ Stoxx TLC Indexes

(**) Official prices.

Telecom Italia Group - First Quarter Report at March 31, 2008

—	RATINGS AT MARCH 31, 2008

	RATING	OUTLOOK

STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Negative
FITCH RATINGS	BBB+	Stable

Standard & Poor’s, on March 17, 2008, changed its rating of Telecom Italia from BBB+ to BBB and modified the outlook from negative to stable.

Moody’s, on February 20, 2008, confirmed its rating of Baa2 with a negative outlook.

Fitch Ratings, on March 10, 2008, confirmed its rating of BBB+ with a stable outlook.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	SELECTED OPERATING AND FINANCIAL DATA – TELECOM ITALIA GROUP

The First Quarter Report at March 31, 2008 of the Telecom Italia Group has been prepared in accordance with art. 154-ter (Financial Reporting) of Legislative Decree 58/1998 (Testo Unico della Finanza - TUF) and subsequent amendments and additions as well as Consob Communication DEM/8041082 dated April 30, 2008 (Quarterly corporate disclosure by listed share issuers with Italy as the member state of origin).

The First Quarter Report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and endorsed by the European Union and is unaudited.

At March 31, 2008, the scope of consolidation shows the following changes compared to March 31, 2007 and December 31, 2007:

•

inclusion of the companies of the AOL group (AOL Service Germany GmbH, AOL Erste GmbH, AOL Zweite Beteiligungsgesellschaft GmbH and AOL Deutschland GmbH & Co KG) acquired at the end of February 2007, consolidated from March 1, 2007 and merged in the company HanseNet Telekommunikation GmbH in June 2007;

•	inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

•

inclusion of the company Shared Service Center (consolidated line-by-line from October 2007) following the acquisition of control by the Parent in the last quarter of 2007. Previously, the company was accounted for in the financial statements using the equity method.

In accordance with IFRS, the income statement and balance sheet data relating to Discontinued operations/Non-current assets held for sale is shown on two separate lines in the balance sheet and on one line in the income statement: “Profit (loss) from discontinued operations/non-current assets held for sale”. For purposes of presentation in the interim income statements for the first quarter of 2008 and the first quarter of 2007 and in the interim balance sheet at March 31, 2008, the Liberty Surf group is classified as a discontinued operation after taking steps for the disposal of Liberty Surf Group S.A.S. (the holding company for broadband operations in France) in the early months of 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

Revenues (millions of euro)

	1st Quarter 2008	1st Quarter 2007
Consolidated Operating and Financial Data (millions of euro)
Revenues	7,298	7,475
EBITDA(*)	2,966	3,178
EBIT(*)	1,528	1,817
Profit before tax from continuing operations	949	1,396
Profit from continuing operations	557	835
Loss from discontinued operations/non-current assets held for sale	(75)	(60)
Profit for the period	482	775
Profit attributable to the equity holders of the Parent	501	775
Capital expenditures:
Industrial	1,228	1,128
Financial	—	669

EBIT (millions of euro)

	3/31/2008	12/31/2007 restated (°)	12/31/2007
Consolidated Balance Sheet Data (millions of euro)
Total assets	85,885	88,176	87,425
Total equity	27,151	26,985	26,985
• attributable to the equity holders of the Parent	26,178	25,922	25,922
• attributable to the Minority Interest	973	1,063	1,063
Total liabilities	58,734	61,191	60,440
Total equity and liabilities	85,885	88,176	87,425
Share capital	10,605	10,605	10,605
Net financial debt	35,436	35,701	35,701
Debt ratio (Net financial debt / Net invested capital (1))	56.6%	57.0%	57.0%
Headcount, number in the Group at period-end (2)
Headcount (excluding headcount relating to discontinued operations/non-current assets held for sale)	81,865	82,069	83,429
Headcount relating to discontinued operations/non-current assets held for sale	1,356	1,360	—

Revenues/Headcount

(thousands di euro)

	1st Quarter 2008	1st Quarter 2007
Headcount, average number in the Group at period end (2)
Headcount (excluding headcount relating to discontinued operations/non-current assets held for sale)	77,374	77,687
Headcount relating to discontinued operations/non-current assets held for sale	1,349	1,320
Consolidated Profit Ratios
EBITDA(*) / Revenues	40.6%	42.5%
EBIT(*) / Revenues (ROS)	20.9%	24.3%
Revenues/Headcount (average number in the Group, thousands of euro)	94.3	96.2

(°)	The data at 12/31/2007 has been restated for purposes of comparison by considering the Liberty Surf group as a discontinued operation.

(*)	Details are provided in the section “Alternative performance measures”.

(1)	Net invested capital = Total equity + Net financial debt.

(2)	The number includes persons with temp work contracts.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	ALTERNATIVE PERFORMANCE MEASURES

In this first quarter report at March 31, 2008, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in the other financial reports (interim and annual), however, should not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follow:

Profit before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT- Operating Profit

+/-	Impairment (reversals) losses on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) realized and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT. These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details and a graphic representation of the economic amounts used to arrive at the organic change are provided in this first quarter report as well as an analysis of the major non-organic components for the first quarter 2008 and 2007;

•

Net financial debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this first quarter report that shows the balance sheet amounts used to calculate the Net Financial Debt of the Group.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	COMMENTS ON OPERATING AND FINANCIAL PERFORMANCE – TELECOM ITALIA GROUP

Profit attributable to the equity holders of the Parent is euro 501 million (euro 482 million before profit attributable to Minority Interest); in the first quarter of 2007 Profit attributable to the equity holders of the Parent was euro 775 million (which was the same as profit before attribution to the Minority Interest).

Briefly, the reduction in the profit attributable to the equity holders of the Parent compared to the first quarter of 2007 can be analyzed as follows:

•	lower operating profit, euro 289 million;

•	lower share of profits (losses) of associates and joint ventures accounted for using the equity method, euro 10 million;

•

higher finance expenses, net of finance income, euro 148 million, including the negative change of euro 123 million from the valuation at fair value of the call options on 50% of share capital of Sofora Telecomunicaciones;

•	lower income tax expenses, euro 169 million;

•	higher loss from discontinued operations/non-current assets held for sale, euro 15 million;

•	higher loss attributable to Minority Interest, euro 19 million.

The following chart summarizes the main items which had an impact on the profit attributable to the equity holders of the Parent in the first quarter of 2008:

(millions of euro)

Telecom Italia Group - First Quarter Report at March 31, 2008

INTERIM CONSOLIDATED INCOME STATEMENTS

	1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change
(millions of euro)			(a-b)%
Revenues	7,298	7,475	(177)	(2.4)
Other income	94	73	21	28.8

Total operating revenues and other income	7,392	7,548	(156)	(2.1)
Acquisition of goods and services	(3,149)	(3,165)	16	(0.5)
Employee benefits expenses	(991)	(997)	6	(0.6)
Other operating expenses	(449)	(373)	(76)	20.4
Changes in inventories	29	35	(6)	(17.1)
Internally generated assets	134	130	4	3.1

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES)
REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	2,966	3,178	(212)	(6.7)

Depreciation and amortization	(1,463)	(1,373)	(90)	6.6
Gains (losses) on disposals of non-current assets	25	12	13	108.3
Impairment reversals (losses) on non-current assets	—	—	—	—

OPERATING PROFIT (EBIT)	1,528	1,817	(289)	(15.9)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	19	29	(10)	(34.5)
Finance income	1,261	1,064	197	18.5
Finance expenses	(1,859)	(1,514)	(345)	22.8

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	949	1,396	(447)	(32.0)

Income tax expense	(392)	(561)	169	(30.1)

PROFIT FROM CONTINUING OPERATIONS	557	835	(278)	(33.3)

Profit or loss from Discontinued operations/Non-current assets held for sale	(75)	(60)	(15)	25.0

PROFIT FOR THE PERIOD	482	775	(293)	(37.8)

of which:
* Profit attributable to equity holders of the Parent	501	775	(274)	(35.4)
* Profit or loss attributable to Minority Interest	(19)	—	(19)	—

Earnings per share

(euro)	1st Quarter 2008	1st Quarter 2007
Basic and Diluted EPS per:
• Ordinary Share	0.03	0.04
• Savings Share	0.04	0.05
Of which:
• From continuing operations
• Ordinary Share	0.03	0.04
• Savings Share	0.04	0.05
• From Discontinued operations/Non-current assets held for sale
• Ordinary Share	—	—
• Savings Share	—	—

Telecom Italia Group - First Quarter Report at March 31, 2008

Revenues in the first quarter of 2008 amount to euro 7,298 million, with a decrease of 2.4% compared to euro 7,475 million in the first quarter of 2007 (-euro 177 million). The organic change in revenues is equal to -4.0% (-euro 301 million) and is calculated by:

•	excluding the effect of the change in the scope of consolidation (+euro 67 million mainly in reference to the inclusion of the AOL internet businesses in Germany);

•

excluding the effect of exchange differences (+euro 57 million, being the balance between the positive exchange differences of the Brazil Mobile Business Unit of euro 72 million, and the negative exchange differences of the Domestic and Olivetti Business Units and Entel Bolivia of euro 15 million).

The following chart summarizes the changes in revenues in the periods under comparison:

(millions of euro)

As for the organic change in revenues, the main trends are analyzed below by Business Unit.

The Domestic Business Unit shows a reduction in revenues of euro 382 million, which was also influenced by the following effects of “regulatory changes”:

•

application of the Bersani Decree starting from March 2007, the effect of which is euro 125 million in lower revenues, which is already net of the impact of flexibility (impact of higher traffic volumes as a result of the reduction in average price rate pressure owing to the elimination of top-up charges without increasing the minute rate);

•	change in the fixed-mobile termination rates which took place in the second half of 2007, with a negative impact of euro 66 million;

•	rate adjustments for international roaming traffic within the EU, in accordance with the decisions of the European Commission (-euro 45 million);

•

change in the prices of regulated wholesale bitstream services (interconnection services which consist of the supply, by Telecom Italia, of the transmission capacity between the location of an end customer and an interconnection point of an OLO which, in turn, offers broadband services), unbundling and shared access. The impact is euro 24 million in lower revenues.

Telecom Italia Group - First Quarter Report at March 31, 2008

Overall, compared to the prior year, these regulatory changes generated a decrease in revenues of euro 260 million. Furthermore:

•

in fixed telecommunications, the increase in Internet revenues as a result of the continual and strong growth of Broadband and Content and the increase in national Wholesale service revenues, thanks mainly to regulated services, all the same did not compensate the contraction in Retail Telephone revenues, particularly pertaining to access and traffic. With regard to traffic, this contraction comes from volumes and prices mainly relating to fixed-mobile and national traffic: minor volumes reflect the migration of traffic from the fixed to the mobile network and the reduction in the average customer base while prices, instead, are affected by the reduction in fixed-mobile termination rates and higher penetration of flat rates. As for access, the reduction is entirely due to the contraction of the average customer base. Data Business revenues are also down due to ever-fiercer competition in the Corporate client market and the revision of contract prices with the Public Administration which were only compensated in part by a positive performance by ICT services and products. Revenues from international Wholesale services also record a contraction owing to the reduction in transit revenues generated by the termination of some contracts during the second quarter of 2007;

•

in mobile telecommunications, there is a positive trend in value-added service revenues, particularly interactive services and Mobile Broadband, countered by the reduction in phone revenues which are entirely attributable to the effects of the application of the new termination rates, the Bersani Decree and the adjustment of international roaming traffic rates.

The European BroadBand Business Unit contributed to the change in revenues with a higher input of euro 39 million.

Growth of the Brazil Mobile Business Unit (+euro 52 million) is driven by the expansion of voice and value-added services supported by the continual increase of the client base.

The Media Business Unit shows an increase in revenues of euro 16 million, mainly on account of higher Digital Terrestrial revenues following the positive contribution resulting from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Serie A soccer games on the DTT and DVBH platforms.

The revenues of the Olivetti Business Unit remained basically unchanged compared to the same period of the prior year (+euro 5 million): the improvement in the special printers segment owing to an important supply contract for postal printers which will be completed in the second quarter is offset by the reduction in the sales of traditional ink-jet products, faxes and accessories.

Foreign revenues (based upon the geographical location of the customers) amount to euro 2,099 million (euro 2,048 million in the first quarter of 2007); 57.6% of foreign revenues comes from Brazil (53.1% in the first quarter of 2007).

			1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change
(millions of euro)					(a - b)
Italy	(A	)	5,199	5,427	(228)
Other European countries			615	671	(56)
Latin America			1,291	1,170	121
Other countries			193	207	(14)

Total foreign revenues	(B	)	2,099	2,048	51

Total	(A+B	)	7,298	7,475	(177)

Telecom Italia Group - First Quarter Report at March 31, 2008

Other income is euro 94 million (euro 73 million in the first quarter of 2007) and comprises:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)	(a)	(b)	(a -b)
Late payment fees charged for regulated telephone services	27	22	5
Recovery of costs, personnel and services rendered	13	9	4
Capital and operating grants	16	9	7
Damages, penalties and sundry recoveries	18	16	2
Sundry income	20	17	3

Total	94	73	21

EBITDA is euro 2,966 million and decreased by euro 212 million (-6.7%) compared to the first quarter of 2007. The organic change in EBITDA is a negative euro 215 million (-6.7%) and is calculated as follows:

	1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change
(millions of euro)			(a-b)%
HISTORICAL EBITDA	2,966	3,178	(212)	(6.7%	)
Effect of change in scope of consolidation		7
Effect of change in exchange rates		8
Non-organic (income) expenses	12	—
Non-recurring expenses	3	—
Non-organic charge for pending litigation	9	—

COMPARABLE EBITDA	2,978	3,193	(215)	(6.7%	)

The percentage of EBITDA to revenues went from 42.5% in the first quarter of 2007 to 40.6% in the first quarter of 2008. At the organic level, the percentage of EBITDA to revenues is 40.8% in the first quarter of 2008 (42.0% in the first quarter of 2007).

The following chart summarizes the major changes in EBITDA:

(millions of euro)

Telecom Italia Group - First Quarter Report at March 31, 2008

In greater detail, in addition to the negative impact totaling euro 219 million in connection with the “regulatory effects” described earlier under Revenues, as a result of the application of the Bersani Decree (-euro 125 million), the reduction in regulated wholesale prices (euro 24 million), the change in termination rates (-euro 38 million) and the rate adjustment for international roaming traffic (-euro 32 million), EBITDA in the first quarter of 2008 is impacted by the following:

•

acquisition of goods and services, euro 3,149 million, with a decrease of euro 16 million (-0.5%) compared to the first quarter of 2007 (euro 3,165 million). The percentage of the acquisition of goods and services to revenues is 43.1% (42.3% in the first quarter of 2007);

•

employee benefits expenses, euro 991 million, with a decrease of euro 6 million (-0.6%) compared to the first quarter of 2007 (euro 997 million). The reduction referring to employees in Italy for euro 22 million is countered by an increase of employees outside Italy for euro 16 million due to the inclusion of the AOL internet businesses in Germany and people hired in Brazil.

In greater detail, the decrease relating to employees expenses in Italy is attributable to the reduction in the average number of the salaried workforce (-1,502 people) and lower expenses for termination benefit incentives (-euro 22 million) which is offset in part by the effect of the increase in the minimum labor contract terms from October 2007 – established by the July 31, 2007 Agreement for the TLC collective national labor contract, for the two economic years 2007-2008.

A breakdown of the headcount at March 31, 2008 is as follows:

(number)	3/31/2008 (a)	12/31/2007 (b)	Change (a – b)
Italy	66,753	66,951	(198)
Outside Italy	15,112	15,118	(6)
Total headcount (excluding Non-current assets held for sale) (1)	81,865	82,069	(204)
Non-current assets held for sale - Foreign	1,356	1,360	(4)

Total	83,221	83,429	(208)

(1)	Includes persons with temp work contracts: 1,888 at 3/31/2008 and 1,969 at 12/31/2007.

Excluding headcount relating to Non-current assets held for sale (Liberty Surf group), the headcount of the Group shows a reduction of 204 people, compared to December 31, 2007, due to:

•	the sale of the “On Air” business by MTV Italia (-14 people);

•	the hiring of 1,447 people and the termination of 1,556 people at the same time;

•	the reduction of 81 people with temp work contracts.

Telecom Italia Group - First Quarter Report at March 31, 2008

•	other operating expenses, euro 449 million (euro 373 million in the first quarter of 2007), can be analyzed as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)	(a)	(b)	(a –b)
Impairments and charges connected with non-financial receivables management	206	164	42
Charges for accruals to provisions	40	18	22
Telecommunications fees and charges	79	63	16
Taxes on revenues of South American companies	64	56	8
Indirect duties and taxes	35	41	(6)
Penalties, compensation and administrative sanctions	8	3	5
Association dues and fees, donations, scholarships and traineeships	6	6	—
Other expenses	11	22	(11)

Total	449	373	76

The increase in other operating expenses in the first quarter of 2008 compared to the same period of the prior year is mainly due to higher impairment losses relating to the management of the receivables of the Brazil Mobile Business Unit and higher accruals to provisions recorded mainly for pending litigation of the Domestic Business Unit.

EBIT amounts to euro 1,528 million, with a reduction of euro 289 million compared to the first quarter of 2007 (-15.9%). The organic change in EBIT is a negative euro 289 million (-16.0%) and is calculated as follows:

	1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change
(millions of euro)			(a-b)%
HISTORICAL EBIT	1,528	1,817	(289)	(15.9%	)
Effect of change in scope of consolidation		1
Effect of change in exchange rates		(4)
Non-organic (income) expenses:	(13)	(10)
Non-organic expenses already described under EBITDA	12	—
Non-recurring gains on sale of properties	(25)	(10)

COMPARABLE EBIT	1,515	1,804	(289)	(16.0%	)

The percentage of EBIT to revenues went from 24.3% in the first quarter of 2007 to 20.9% in the first quarter of 2008. At the organic level, the percentage of EBIT to revenues is 20.8% (23.7% in the first quarter of 2007).

Telecom Italia Group - First Quarter Report at March 31, 2008

The following chart summarizes the changes in EBIT:

(millions of euro)

In greater detail, in addition to the comments made under EBITDA, EBIT is impacted by depreciation and amortization of euro 1,463 million (euro 1,373 million in the first quarter of 2007), with an increase of euro 90 million. This increase refers to the amortization of intangible assets for euro 48 million and the depreciation of tangible assets for euro 42 million. It relates to capitalized Subscriber Acquisition Costs (SAC), European BroadBand development, higher investments in the tangible assets of the domestic telephone network and the effect of the change in exchange rates. Depreciation and amortization charges are compensated by the increase in gains on disposals of non-current assets of euro 13 million, equal to euro 25 million in the first quarter of 2008 (euro 12 million in the same period of 2007), and principally referring to disposals of properties.

The share of profits (losses) of associates and joint ventures accounted for using the equity method is a profit of euro 19 million (a profit of euro 29 million in the first quarter of 2007). The caption refers to:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)	(a)	(b)	(a-b)
ETECSA	16	15	1
Sofora Telecomunicaciones S.A.	7	3	4
Tiglio I and Tiglio II	(2)	11	(13)
Other	(2)	—	(2)

Total	19	29	(10)

Finance income (expenses) show a net expense balance of euro 598 million (a net expense balance of euro 450 million in the first quarter of 2007). The negative change of euro 148 million is particularly affected by a deterioration of euro 123 million in the valuation at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones (a negative adjustment for euro 30 million in the first quarter of 2008 and a positive adjustment for euro 93 million in the same period of 2007), as well as the effect generated by higher interest rates on floating-rate debt.

Telecom Italia Group - First Quarter Report at March 31, 2008

Income tax expense amounts to euro 392 million, with a decrease of euro 169 million compared to the first quarter of 2007 due to the reduction in the taxable base and tax rates.

Loss from discontinued operations/non-current assets held for sale is euro 75 million (a loss of euro 60 million in the first quarter of 2007). The caption includes the loss of the Liberty Surf group which was classified in Non-current assets held for sale after taking steps for its disposal in the early months of 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

INTERIM CONSOLIDATED BALANCE SHEETS

(millions of euro)	3/31/2008 (a)	12/31/2007 restated (1) (b)	Change (a-b)	12/31/2007
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	44,097	44,171	(74)	44,420
Intangible assets with a finite useful life	6,542	6,750	(208)	6,985

	50,639	50,921	(282)	51,405

Tangible assets
Property, plant and equipment owned	15,131	15,338	(207)	15,484
Assets held under finance leases	1,430	1,450	(20)	1,450

	16,561	16,788	(227)	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	475	484	(9)	484
Other investments	66	57	9	57
Securities, financial receivables and other non-current financial assets	933	695	238	695
Miscellaneous receivables and other non-current assets	848	864	(16)	866
Deferred tax assets	118	247	(129)	247

	2,440	2,347	93	2,349

TOTAL NON-CURRENT ASSETS (A)	69,640	70,056	(416)	70,688

CURRENT ASSETS
Inventories	330	307	23	308
Trade and miscellaneous receivables and other current assets	8,622	9,043	(421)	9,088
Current income tax receivables	51	101	(50)	101
Securities	234	387	(153)	390
Financial receivables and other current financial assets	1,182	1,065	117	377
Cash and cash equivalents	5,068	6,449	(1,381)	6,473

CURRENT ASSETS SUB-TOTAL	15,487	17,352	(1,865)	16,737

Discontinued operations/Non-current assets held for sale
of a financial nature	24	33	(9)	—
of a non-financial nature	734	735	(1)	—

	758	768	(10)	—

TOTAL CURRENT ASSETS (B)	16,245	18,120	(1,875)	16,737

TOTAL ASSETS (A+B)	85,885	88,176	(2,291)	87,425

EQUITY AND LIABILITIES
EQUITY
Equity attributable to equity holders of the Parent	26,178	25,922	256	25,922
Equity attributable to Minority Interest	973	1,063	(90)	1,063

TOTAL EQUITY (C)	27,151	26,985	166	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	35,807	37,039	(1,232)	37,051
Employee benefits	1,157	1,151	6	1,151
Deferred tax liabilities	778	584	194	586
Provisions	912	902	10	903
Miscellaneous payables and other non-current liabilities	1,566	1,587	(21)	1,587

TOTAL NON-CURRENT LIABILITIES (D)	40,220	41,263	(1,043)	41,278

CURRENT LIABILITIES
Current financial liabilities	6,294	6,590	(296)	6,585
Trade and miscellaneous payables and other current liabilities	11,076	12,210	(1,134)	12,380
Current income tax payables	148	197	(49)	197

Current liabilities sub-total	17,518	18,997	(1,479)	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	776	701	75	—
of a non-financial nature	220	230	(10)	—

	996	931	65	—

TOTAL CURRENT LIABILITIES (E)	18,514	19,928	(1,414)	19,162

TOTAL LIABILITIES (F=D+E)	58,734	61,191	(2,457)	60,440

TOTAL EQUITY AND LIABILITIES (C+F)	85,885	88,176	(2,291)	87,425

(1)	For purposes of comparison, the figures at December 31, 2007 have been restated in order to consider the Liberty Surf group as a discontinued operation.

Telecom Italia Group - First Quarter Report at March 31, 2008

Non-current assets, equal to euro 69,640 million (euro 70,056 million at December 31, 2007), decreased by euro 416 million.

Specifically:

•	intangible assets decreased by euro 282 million, from euro 50,921 million at the end of 2007 to euro 50,639 million at March 31, 2008.

The decrease of euro 74 million in goodwill is due to the exchange rate differences relating to the Brazilian companies.

Intangible assets with a finite useful life decreased by euro 208 million as a result of:

•	additions (euro 443 million);

•	amortization charge for the period (-euro 598 million);

•	disposals, exchange rate differences, change in the scope of consolidation and other movements (for a net balance of -euro 53 million);

•	property, plant and equipment decreased by euro 227 million from euro 16,788 million at the end of 2007 to euro 16,561 million at March 31, 2008 as a result of:

•	additions (euro 785 million);

•	depreciation charge for the period (-euro 865 million);

•	disposals, change in the scope of consolidation, exchange rate differences and other movements (for a net balance of -euro 147 million);

•	other non-current assets increased by euro 93 million from euro 2,347 million at the end of 2007 to euro 2,440 million at March 31, 2008.

Since market capitalization at March 31, 2008 was lower than the consolidated equity of the Group, a review was conducted on the recoverable amount of the cash-generating units to which goodwill was allocated. This review showed that the recoverable amounts were higher than the carrying amounts.

Current assets, equal to euro 15,487 million, decreased by euro 1,865 million compared to December 31, 2007. This reduction is due to lower Cash and cash equivalents for euro 1,381 million partly as a result of the repayment of some bonds.

Discontinued assets/Non-current assets held for sale, equal to euro 758 million (euro 768 million at December 31, 2007), refer to the Liberty Surf group and include:

•	financial assets for euro 24 million (euro 33 million at December 31, 2007);

•	goodwill for euro 249 million (unchanged compared to December 31, 2007);

•	other non-financial assets of euro 485 million (euro 486 million at December 31, 2007).

Liabilities directly associated with discontinued operations/non-current assets held for sale amount to euro 996 million (euro 931 million at December 31, 2007) and include:

•

financial liabilities of euro 776 million (euro 701 million at December 31, 2007), of which euro 762 million relates to financial transactions of the Liberty Surf group with Telecom Italia Group companies. The corresponding entry of this amount is in the balance sheet in Financial receivables and other current financial assets (for euro 755 million) and in Cash and cash equivalents (for euro 7 million) for the receivable recognized by the Telecom Italia Group companies from the Liberty Surf group;

•	other non-financial liabilities of euro 220 million (euro 230 million at December 31, 2007).

Telecom Italia Group - First Quarter Report at March 31, 2008

Equity amounts to euro 27,151 million at March 31, 2008 (euro 26,985 million at December 31, 2007), of which euro 26,178 million is attributable to the equity holders of the Parent (euro 25,922 million at December 31, 2007) and euro 973 million attributable to Minority Interest (euro 1,063 million at December 31, 2007).

In greater detail, the changes in equity are the following:

(millions of euro)	3/31/2008	12/31/2007
At the beginning of the period	26,985	27,098
Contribution by shareholders, bond conversions and stock options	—	2
Profit attributable to the equity holders of the Parent and Minority interest	482	2,455
Dividends declared by:	(25)	(2,840)
• Telecom Italia S.p.A.	—	(2,766)
• Other Group companies	(25)	(74)
Translation differences, changes in the scope of consolidation and other changes	(291)	270

At the end of the period	27,151	26,985

Specifically, “Translation differences, changes in the scope of consolidation and other changes”, in the first quarter of 2008 include: the negative effect of translation differences (-euro 254 million), the negative impact of “Other gains (losses) taken directly to equity” (-euro 61 million) and other positive changes (euro 24 million).

Net financial debt amounts to euro 35,436 million at March 31, 2008, with a decrease of euro 265 million compared to euro 35,701 million at the end of 2007.

In particular, beside the positive cash flows provided by operating activities, in the first quarter of 2008 net financial debt was impacted by the following:

•	capital expenditures in the first three months of 2008 totaling euro 1,228 million with an increase of euro 100 million compared to the first quarter of 2007 (+8.9%). Details are as follows:

(millions of euro)	1st Quarter 2008		1st Quarter 2007		Change (a-b)
	(a)	% of total	(b)	% of total
Domestic	970	79.0	867	76.9	103
European BroadBand	100	8.1	110	9.7	(10)
Brazil Mobile	139	11.3	116	10.3	23
Media, Olivetti and Other Operations	20	1.6	35	3.1	(15)
Adjustments and eliminations	(1)	—	—	—	(1)

Total	1,228	100	1,128	100	100

•

sale of investments and other disposals of euro 44 million (euro 16 million in the first quarter of 2007) mainly referring to the sale of non-current assets, reimbursements of capital and dividends distributed by associates.

There were no financial investments during the first quarter of 2008 whereas in the same period of the prior year financial investments totaled euro 669 million and referred to the acquisition of the AOL internet activities in Germany.

Transactions for the sale of receivables to factoring companies concluded during the first quarter of 2008 had a positive effect on net financial debt at March 31, 2008 of euro 686 million (euro 755 million at December 31, 2007).

Telecom Italia Group - First Quarter Report at March 31, 2008

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at March 31, 2008 and December 31, 2007, calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the uniform implementation of the European Commission regulation on disclosures” and also introduced by Consob itself. This table also shows the reconciliation of net financial debt determined according to the criteria of CESR and net financial debt calculated according to the criteria of the Telecom Italia Group (adopted in previous years) and presented here in the first quarter report.

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)		3/31/2008 (a)	12/31/2007 restated (1) (b)	Change (a-b)		12/31/2007
Non-current financial liabilities (*):
Financial payables		31,169	33,287	(2,118)		33,299
Finance lease liabilities		1,802	1,809	(7)		1,809
Non-current liabilities for hedging derivatives		2,836	1,942	894		1,942
Other financial liabilities		—	1	(1)		1

	(1)	35,807	37,039	(1,232)		37,051
Less:
Non-current financial receivables for lessors’ net investments		(292)	(279)	(13)		(279)
Non-current assets for hedging derivatives		(513)	(286)	(227)		(286)

		(805)	(565)	(240)		(565)

TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	35,002	36,474	(1,472)		36,486

Current financial liabilities (*):
Financial payables		5,585	5,948	(363)		5,943
Finance lease liabilities		263	262	1		262
Current liabilities for hedging and non-hedging derivatives		438	372	66		372
Other financial liabilities		8	8	—		8

	(2)	6,294	6,590	(296)		6,585
Less:
Current financial receivables for lessors’ net investments		(150)	(149)	(1)		(149)
Current assets for hedging derivatives		(216)	(186)	(30)		(186)

		(366)	(335)	(31)		(335)

TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	5,928	6,255	(327)		6,250

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	(C)(3)	776	701	75		—

TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	41,706	43,430	(1,724	) a	42,736

Current financial assets (*):
Securities		(234)	(387)	153		(390)
Financial receivables and other current financial assets		(1,182)	(1,065)	(117)		(377)
Cash and cash equivalents		(5,068)	(6,449)	1,381		(6,473)

	(4)	(6,484)	(7,901)	1,417		(7,240)

Less:
Current financial receivables for lessors’ net investments		150	149	1		149
Current assets for hedging derivatives		216	186	30		186

		366	335	31		335

	(E)	(6,118)	(7,566)	1,448		(6,905)

Financial assets relating to Discontinued operations/Non-current assets held for sale	(F) (5)	(24)	(33)	9		—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(6,142)	(7,599)	1,457		(6,905)

NET FINANCIAL DEBT ACCORDING TO CONSOB COMMUNICATION 6064293/2006	(H=D+G)	35,564	35,831	(267)		35,831

Non-current financial assets (*):
Securities other than investments		(14)	(9)	(5)		(9)
Financial receivables and other non-current financial assets		(919)	(686)	(233)		(686)

	(6)	(933)	(695)	(238)		(695)
Less:
Non-current financial receivables for lessors’ net investments		292	279	13		279
Non-current assets for hedging derivatives		513	286	227		286

		805	565	240		565

TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I)	(128)	(130)	2		(130)

NET FINANCIAL DEBT	(L=H+I)	35,436	35,701	(265)		35,701

COMPOSITION OF NET FINANCIAL DEBT
Total gross financial debt:
Non-current financial liabilities	(1)	35,807	37,039	(1,232)		37,051
Current financial liabilities	(2)	6,294	6,590	(296)		6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)	776	701	75

		42,877	44,330	(1,453)		43,636

Total gross financial assets:
Non-current financial assets	(6)	(933)	(695)	(238)		(695)
Current financial assets	(4)	(6,484)	(7,901)	1,417		(7,240)
Financial assets included in non-current assets held for sale	(5)	(24)	(33)	9

		(7,441)	(8,629)	1,188		(7,935)

		35,436	35,701	(265)		35,701

(1)	For purposes of comparison, the figures at December 31, 2007 have been restated in order to consider the Liberty Surf group as a discontinued operation.

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.

(°)	At March 31, 2008, the item includes: low-rate loans made to employees (euro 64 million), loans made to Aree Urbane S.r.l. (euro 26 million) and securities other than investments (euro 13 million).

Telecom Italia Group - First Quarter Report at March 31, 2008

With reference to the net financial debt of the Telecom Italia Group, the following is mentioned:

Bonds

Bonds at March 31, 2008 are carried for an amount of euro 28,939 million (euro 31,562 million at December 31, 2007). Instead, in terms of the nominal repayment amount, bonds total euro 28,212 million, with a decrease of euro 2,500 million compared to December 31, 2007 (euro 30,712 million). The breakdown is as follows: Telecom Italia S.p.A. euro 7,968 million, Telecom Italia Finance S.A. euro 11,007 million and Telecom Italia Capital S.A. euro 9,237 million.

Convertible bonds at March 31, 2008 are carried for an amount of euro 520 million (euro 518 million at December 31, 2007) and refer entirely to convertible bonds issued by Telecom Italia S.p.A. Instead, in terms of the nominal repayment amount, convertible bonds total euro 574 million.

With reference to bonds, the transactions described below took place during the first quarter of 2008:

1) Repayments and conversions

The bonds “Telecom Italia Finance S.A. 5.875% due 2008” reached maturity and were duly repaid on January 24, 2008: Telecom Italia Finance S.A. repaid the bonds for an amount of euro 1,659 million (the originally issued amount of euro 1,750 million was reduced as a result of the repurchase of bonds on the market and their subsequent cancellation).

2) Repurchase of the bonds “Telecom Italia S.p.A., euro 850 million 5.25% due 2055”

During the first quarter of 2008 Telecom Italia S.p.A., in execution of the resolution for the purchase and cancellation of own bonds for a maximum amount of euro 1 billion, repurchased its bonds for a total nominal amount of euro 95 million and recorded a gain in the income statement for euro 26 million.

3) Other

•

the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, total euro 323 million (nominal amount) at March 31, 2008 and increased by euro 26 million during the first quarter of 2008 (euro 297 million at December 31, 2007);

•

with regard to Telecom Italia Finance S.A. bonds (euro 2,000 million 7.25% with a maturity date of April 2011), the coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up applies beginning from the April 2008 coupon; the new rate will thus be equal to 7.50%.

Telecom Italia Group - First Quarter Report at March 31, 2008

Revolving Credit Facility and Term Loan

The composition and draw down of the syndicated committed credit lines available at March 31, 2008 and represented by the Revolving Credit Facility for a total of euro 8 billion expiring August 2014 and the Term Loan of euro 1.5 billion expiring 2010, are presented as follows:

	Term Loan expiring 2010		Revolving Credit Facility expiring 2014		TOTAL
(billions of euro)	Agreed	Drawn down	Agreed	Drawn down	Agreed	Drawn down
Situation at 12/31/2007	1.5	1.5	8.0	1.5	9.5	3.0

Situation at 3/31/2008	1.5	1.5	8.0	1.5	9.5	3.0

***

The following table shows the maturities of non-current financial liabilities according to both the carrying amount (including valuations arising from fair value adjustments and amortized cost included in accrued expenses) and the expected nominal repayment amount, as contractually defined.

The average maturity of non-current financial liabilities (including the current portion of medium/long term financial liabilities maturing within the year) is equal to 7.73 years.

Maturities of financial liabilities – carrying amount (1) (2):

	maturing by 3/31 of the year
(millions of euro)	2009 (3)	2010	2011	2012	2013	Beyond 2013	TOTAL
Bonds	4,125	3,553	2,309	4,295	2,849	12,328	29,459
Loans and other financial liabilities	939	1,950	410	411	143	5,757	9,610
Finance lease liabilities	263	246	169	143	112	1,132	2,065

Total	5,327	5,749	2,888	4,849	3,104	19,217	41,134
Current financial liabilities	967						967

Total, excluding discontinued operations	6,294	5,749	2,888	4,849	3,104	19,217	42,101

Discontinued operations (4)	776						776

Total	7,070	5,749	2,888	4,849	3,104	19,217	42,877

(1)	Carrying amounts take into account fair value adjustments and amortized cost.

(2)

Financial commitments include accrued expenses and deferred income, of which euro 904 million is in non-current financial liabilities maturing within 1 year and euro 19 million in other current financial liabilities.

(3)

Of which euro 501.1 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. bonds with the right of the bondholders to extend the maturity date by 21 months; last maturity date is March 2012.

(4)	Of which euro 762 million represents payables by Liberty Surf to Telecom Italia Group companies.

Maturities of financial liabilities – nominal repayment amount:

	maturing by 3/31/ of the year
(millions of euro)	2009 (1)	2010	2011	2012	2013	Beyond 2013	TOTAL
Bonds	3,492	3,574	2,296	4,262	2,850	12,312	28,786
Loans and other financial liabilities	688	1,952	406	402	144	5,615	9,207

Finance lease liabilities	245	246	169	143	112	1,132	2,047

Total	4,425	5,772	2,871	4,807	3,106	19,059	40,040

Current financial liabilities	943						943

Total, excluding discontinued operations	5,368	5,772	2,871	4,807	3,106	19,059	40,983

Discontinued operations (2)	764						764

Total	6,132	5,772	2,871	4,807	3,106	19,059	41,747

(1)

Of which euro 499.7 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. bonds with the right of the bondholders to extend the maturity date by 21 months; last maturity date is March 2012.

(2)	Of which euro 750 million, represents payables by Liberty Surf to Telecom Italia Group companies.

Telecom Italia Group - First Quarter Report at March 31, 2008

Financial assets amount to euro 7,441 million, of which euro 6,484 million is classified as current. This level of current assets, together with the total unused committed credit lines of euro 6.5 billion, permit an ample coverage of the estimated maturities. Furthermore, euro 762 million (of which euro 7 million is classified in Cash and cash equivalents and euro 755 million in Financial receivables and other current financial assets) refer to financial assets of the Group companies due from the Liberty Surf group, classified in “Non-current assets held for sale”.

Current financial assets decreased by euro 1,417 million compared to the end of 2007 partly as a result of the previously-mentioned repayment of Telecom Italia Finance S.A. bonds.

At March 31, 2008, current financial assets include:

•

cash and cash equivalents amounting to euro 5,068 million (euro 6,449 million at December 31, 2007). The different technical forms used for the investment of available resources at March 31, 2008, including euro commercial paper for euro 82 million, can be analyzed as follows:

•	maturities: investments have a maximum maturity date of three months;

•	counterpart risk: investments are made with leading banks and financial institutions with high creditworthiness with at least an A rating;

•	country risk: investments are mainly made on major European financial markets;

financial receivables and other current financial assets amounting to euro 1,182 million (euro 1,065 million at December 31, 2007). They include the current portion of loans receivable from employees (euro 13 million), the current portion of financial receivables for lessors’ net investments (euro 150 million), derivatives hedging items classified as current assets/liabilities of a financial nature (euro 216 million), non-hedging derivatives (euro 27 million), other current financial assets (euro 21 million) and financial receivables from the Liberty Surf group (euro 755 million);

•

securities, maturing beyond three months, equal to 234 million (euro 387 million at December 31, 2007), referring to bonds issued by counterparts with at least an A rating with different maturities, but all with an active trading market and therefore readily convertible into cash.

Non-current financial assets amount to euro 933 million (euro 695 million at December 31, 2007) and include the non-current portion of loans receivable from employees (euro 64 million), the non-current portion of financial receivables for lessors’ net investments (euro 292 million), the non-current portion of hedging derivatives (euro 513 million), long-term securities other than investments (euro 14 million), non-current assets and financial receivables (euro 50 million).

Covenants and negative pledges relating to outstanding debt positions at March 31, 2008

Bonds

Bonds do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the redemption of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. None of the securities carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; as a result, there are, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Telecom Italia Group - First Quarter Report at March 31, 2008

Loans other than bonds

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (“EIB”), two of them with a nominal amount of euro 350 million and euro 200 million (out of a total of euro 2,106 million at March 31, 2008), is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

if the credit ratings of the company are lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, Telecom Italia shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed. It should be noted that on April 3, 2008, the credit rating on the EIB loan for a nominal amount of euro 350 million was modified as indicated above; previously the ratings were BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings.

•

the Company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project.

Bank lines

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Substantially similar covenants are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of euro 138 million at March 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Finally, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

Telecom Italia Group - First Quarter Report at March 31, 2008

Although there are no financial covenants regarding the Group’s loan contracts, it should be noted that at March 31, 2008 none of the other types of covenants, negative pledge clauses or other clause regarding the above-described debt position has been breached or violated in any way.

Telecom Italia Group - First Quarter Report at March 31, 2008

INTERIM CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	1st Quarter 2008	1st Quarter 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	557	835
Adjustments for:
Depreciation and amortization	1,463	1,373
Impairment losses (reversals) of non-current assets (including investments)	31	(93)
Net change in deferred tax assets and liabilities	343	289
Losses (gains) realized on disposals of non-current assets (including investments)	(26)	(11)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(19)	(29)
Change in employee benefits	4	(8)
Change in inventories	(23)	(37)
Change in trade receivables and net receivables on construction contracts	511	46
Change in trade payables	(1,003)	(388)
Net change in miscellaneous receivables/payables and other assets/liabilities	96	365

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	1,934	2,342

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(443)	(459)
Purchase of tangible assets on an accrual basis	(785)	(669)

Total purchase of intangible and tangible assets on an accrual basis	(1,228)	(1,128)
Change in amounts due to fixed asset suppliers	(279)	(361)

Total purchase of intangible and tangible assets on a cash basis	(1,507)	(1,489)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(669)
Acquisition of other investments	—	—
Change in financial receivables and other financial assets	(204)	434
Proceeds from sale of subsidiaries, net of cash disposed of	—	2
Proceeds from sale/repayment of intangible, tangible and other non-current assets	44	14

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(1,667)	(1,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	41	(380)
Proceeds from non-current financial liabilities (including current portion)	211	181
Repayments of non-current financial liabilities (including current portion)	(1,859)	(1,298)
Proceeds from equity instruments	—	—
Dividends paid	(26)	(18)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(1,633)	(1,515)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	(24)	45

AGGREGATE CASH FLOWS (E=A+B+C+D)	(1,390)	(836)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)	(20)	10

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4,794	6,134

ADDITIONAL CASH FLOW INFORMATION:
(millions of euro)	1st Quarter 2008	1st Quarter 2007
Income taxes (paid) received	(23)	(29)
Interest expense paid	(947)	(1,217)
Interest income received	131	345
Dividends received	11	5

Telecom Italia Group - First Quarter Report at March 31, 2008

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	1st Quarter 2008	1st Quarter 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents - from continuing operations	6,449	7,260
Bank overdraft repayable on demand - from continuing operations	(275)	(258)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	30	5
Bank overdraft repayable on demand - from Discontinued operations/Non-current assets held for sale	—	(47)

	6,204	6,960
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents - from continuing operations	5,068	6,495
Bank overdraft repayable on demand - from continuing operations	(280)	(364)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	14	7
Bank overdraft repayable on demand - from Discontinued operations/Non-current assets held for sale	(8)	(4)

	4,794	6,134

Telecom Italia Group - First Quarter Report at March 31, 2008

RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the effects of such amounts on the interim consolidated income statement, balance sheet and cash flow statement.

The income statement and capital expenditure figures are compared with those of the first three months of 2007, while the balance sheet figures are compared with those at December 31, 2007.

Telecom Italia Group - First Quarter Report at March 31, 2008

	Transactions with related parties (amount)		Corresponding caption in the interim consolidated financial statements (amount)		% impact of related parties
(millions of euro)	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007
Revenues
Of which attributable to transactions with:
• associates and joint ventures	35	67
• companies controlled by associates and joint ventures	6	4
• other related parties through directors, statutory auditors and key managers	208	5
• pension funds

	249	76	7,298	7,475	3.4	1.0

Other income
Of which attributable to transactions with:
• associates and joint ventures	1
• companies controlled by associates and joint ventures	4
• other related parties through directors, statutory auditors and key managers
• pension funds

	5	—	94	73	5.3

Acquisition of goods and services
Of which attributable to transactions with:
• associates and joint ventures	9	21
• companies controlled by associates and joint ventures	6	4
• other related parties through directors, statutory auditors and key managers	153	12
• pension funds

	168	37	3,149	3,165	5.3	1.2

Employees benefits expenses
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	1
• pension funds	24	7
• remuneration to key managers	8	7

	33	14	991	997	3.3	1.4

Finance income
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	39	3
• pension funds

	39	3	1,261	1,064	3.1	0.3

Finance expenses
Of which attributable to transactions with:
• associates and joint ventures	8	7
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	22	4
• pension funds

	30	11	1,859	1,514	1.6	0.7

Capital expenditures for intangible and tangible assets
Of which attributable to transactions with:
• associates and joint ventures		16
• companies controlled by associates and joint ventures	71	53
• other related parties through directors, statutory auditors and key managers	12	27
• pension funds

	83	96	1,228	1,128	6.8	8.5

Telecom Italia Group - First Quarter Report at March 31, 2008

	Transactions with related parties (amount)		Corresponding caption in the interim consolidated financial statements (amount)		% impact of related parties
(millions of euro)	3/31/2008	12/31/2007	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Net financial debt:
Securities, financial receivables and other non-current financial assets
Of which attributable to transactions with:
• associates and joint ventures	26	25
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	30
• pension funds

	56	25	932	695	6.0	3.6

Securities (Current assets)
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers		7
• pension funds

	—	7	234	390	—	1.8

Financial receivables and other current financial assets
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	3	13
• pension funds

	3	13	1,183	377	0.3	3.4

Cash and cash equivalents
Of which attributable to transactions with:
• associates and joint ventures	1	1
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	217	277
• pension funds

	218	278	5,068	6,473	4.3	4.3

Non-current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	291	279
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	595	581
• pension funds

	886	860	35,807	37,051	2.5	2.3

Current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	141	141
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	157	164
• pension funds

	298	305	6,294	6,585	4.7	4.6

Total net financial debt
Of which attributable to transactions with:
• associates and joint ventures	405	394
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	502	448
• pension funds

	907	842	35,436	35,701	2.6	2.4

	Transactions with related parties (amount)		Corresponding caption in the interim consolidated financial statements (amount)		% impact of related parties
(millions of euro)	3/31/2008	12/31/2007	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Other balance sheet captions:
Miscellaneous receivables and other non-current assets
Of which attributable to transactions with:
• associates and joint ventures	6	7
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers
• pension funds

	6	7	848	866	0.7	0.8

Trade and miscellaneous receivables and other current assets
Of which attributable to transactions with:
• associates and joint ventures	113	156
• companies controlled by associates and joint ventures	12	9
• other related parties through directors, statutory auditors and key managers	371	369
• pension funds

	496	534	8,621	9,088	5.8	5.9

Miscellaneous payables and other non-current liabilities
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures	23	23
• other related parties through directors, statutory auditors and key managers	2	1
• pension funds

	25	24	1,566	1,587	1.6	1.5

Trade and miscellaneous payables and other current liabilities
Of which attributable to transactions with:
• associates and joint ventures	50	54
• companies controlled by associates and joint ventures	84	56
• other related parties through directors, statutory auditors and key managers	269	200
• pension funds	27	31

	430	341	11,076	12,380	3.9	2.8

Telecom Italia Group - First Quarter Report at March 31, 2008

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and associates and jointly controlled companies on the other.

(millions of euro)	1st Quarter 2008	1st Quarter 2007
Revenues	35	67

These refer to revenues from: Teleleasing S.p.A. euro 32 million (euro 57 million in the first quarter 2007), LI.SIT. S.p.A. euro 2 million (euro 2 million in the first quarter 2007), ETECSA euro 1 million (euro 1 million in the first quarter 2007).

In the first quarter 2007 there were revenues from Telbios S.p.A. euro 1 million, NordCom S.p.A. euro 1 million and Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 5 million.

Other income	1	—	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Acquisition of goods and services	9	21

These refer to: costs for rent from Tiglio I S.r.l. euro 1 million (euro 1 million in the first quarter 2007), for TLC services from ETECSA euro 2 million (euro 2 million in the first quarter 2007), for TLC equipment from Teleleasing S.p.A. euro 5 million (euro 3 million in the first quarter 2007), for remote medicine services from Telbios S.p.A. euro 1 million (euro 2 million in the first quarter 2007).

In the first quarter 2007 there were costs for rent from Tiglio II S.r.l. euro 1 million, for sponsorship costs from Luna Rossa Challenge 2007 S.L. euro 5 million, for accessories and consumables from Baltea S.r.l. euro 1 million and costs from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 6 million.

Finance expenses	8	7	These refer to interest expenses with Teleleasing S.p.A. for finance leases.

Capital expenditures in tangible and intangible assets (on an accrual basis)	—	16	In the first quarter 2007 there were expenditures for computer projects and equipment from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007).

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)	3/31/2008	12/31/2007
Securities, financial receivables and other non-current financial assets	26	25	These refer to medium/long-term loans made to Aree Urbane S.r.l..

Miscellaneous receivables and other non-current assets	6	7	These refer to receivables from LI.SIT S.p.A. for the residual paid-in capital paid.

Trade and miscellaneous receivables and other current assets	113	156

These refer to receivables from: LI.SIT. S.p.A. euro 83 million (euro 94 million at December 31, 2007), Teleleasing S.p.A. euro 25 million (euro 56 million at December 31, 2007), ETECSA euro 2 million (euro 3 million at December 31, 2007), Telbios S.p.A. euro 2 million (euro 2 million at December 31, 2007) and Im.Ser S.p.A. euro 1 million. At December 31, 2007 there were trade receivables from NordCom S.p.A. euro 1 million.

Cash and cash equivalents	1	1	These refer to the current account for the treasury account service with Perseo S.r.l..

Non-current financial liabilities	291	279

These refer to non-current financial payables (i) to Teleleasing S.p.A. euro 283 million (euro 271 million at December 31, 2007) for finance leases (ii) to Tiglio I S.r.l. euro 7 million (euro 7 million at December 31, 2007) and Tiglio II S.r.l. euro 1 million (euro 1 million at December 31, 2007) for building rent.

Current financial liabilities	141	141	These refer to current financial payables to Teleleasing S.p.A. for finance leases.

Trade and miscellaneous payables and other current liabilities	50	54

These refer to payables, for supply contracts connected with operating and investment activities to: Teleleasing S.p.A. euro 9 million (euro 10 million at December 31, 2007), ETECSA euro 16 million (euro 16 million at December 31, 2007), Telbios S.p.A. euro 3 million (euro 3 million at December 31, 2007), Im.Ser S.p.A.. euro 1 million, Asscom S.r.l. euro 1 million (euro 1 million at December 31, 2007), NordCom S.p.A. euro 1 million (euro 3 million at December 31, 2007), Movenda S.p.A. euro 1 million (euro 1 million at December 31, 2007) and Tiglio I S.r.l. euro 2 million (euro 2 million at December 31, 2007), and deferred income from LI.SIT. S.p.A. euro 16 million relating to the accrued portion of investment income (euro 16 million at December 31, 2007). At December 31, 2007 there were also trade payables to Baltea S.r.l. euro 1 million and other minor payables euro 1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and companies controlled by associates and companies controlled by jointly controlled companies on the other (the companies of the Italtel Group, a related party through the investment in the parent Italtel Group S.p.A. and the companies of the Telecom Argentina group related through Sofora Telecomunicaciones S.A.).

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)	1st Quarter 2008	1st Quarter 2007
Revenues	6	4	These refer to revenues from the Telecom Argentina Group euro 5 million (euro 4 million in the first quarter 2007) and from the Italtel group euro 1 million.

Other income	4	—	This refers to income from the Italtel Group.

Acquisition of goods and services	6	4

These refer to costs for maintenance and assistance contracts from the Italtel Group euro 4 million (euro 2 million in the first quarter 2007) and TLC services from the Telecom Argentina Group euro 2 million (euro 2 million in the first quarter 2007).

Capital expenditures in tangible and intangible assets (on an accrual basis)	71	53	These refer to the purchase of telephone equipment from the Italtel Group.

(millions of euro)	3/31/2008	12/31/2007
Trade and miscellaneous receivables and other current assets	12	9

These refer to receivables for telecommunications services from the Italtel Group euro 4 million (euro 1 million at December 31, 2007) and the Telecom Argentina Group connected with TLC activities for euro 8 million (euro 8 million at December 31, 2007).

Miscellaneous payables and other non-current liabilities	23	23	These refer to the medium/long-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	84	56

These refer to payables, for the supply contracts connected with investment and operating activities, to the Italtel Group euro 80 million (euro 52 million at December 31, 2007) and to the Telecom Argentina Group for TLC activities euro 4 million (euro 4 million at December 31, 2007) of which 2 million represents the short-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of euro 91 million (euro 95 million at December 31, 2007) of which, on behalf of: Tiglio I S.r.l. for euro 54 million (euro 54 million at December 31, 2007), Aree Urbane S.r.l. for euro 11 million (euro 11 million at December 31, 2007), Italtel Group for euro 16 million (euro 19 million at December 31, 2007) and other minor companies for euro 10 million (euro 11 million at December 31, 2007).

The following table presents the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and parties related to Telecom Italia S.p.A. through directors, statutory auditors and key managers on the other.

It should be noted that during 2007 there are no longer any related party relationships with the company F.C. Internazionale Milano S.p.A. and with the companies of the Merloni, Bracco, Pirelli and CamFin groups; furthermore, following the appointment of the new directors, the following have been considered related parties: the companies of the Eni, Asm, Generali, Intesa SanPaolo and Telefónica groups and those of the FB Group.

With regard to the subsidiaries or other investee companies of FB Group S.r.l., the majority shareholder, Franco Bernabè, has resigned from all positions held in the above companies from the time of his appointment in Telecom Italia and immediately took steps to sell the investments he holds in those companies.

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)	1st Quarter 2008	1st Quarter 2007
Revenues	208	5

These revenues refer to: (i) TLC services and leased movable property from the Eni Group euro 8 million, (ii) TLC services from: the Telefónica group euro 156 million, the Intesa SanPaolo group euro 28 million, the Edizione Holding group euro 2 million (euro 2 million in the first quarter 2007), the Generali group euro 13 million and the Mediobanca group euro 1 million.

In the first quarter 2007 there were revenues for a total of euro 3 million from the Pirelli group and the company F.C. Internazionale Milano S.p.A..

Acquisition of goods and services	153	12

These refer to sponsorships and commissions paid for the sale of prepaid telephone cards to Autogrill S.p.A. (Edizione Holding group) euro 1 million (euro 1 million in the first quarter 2007), supply of fuel from the Eni Group euro 22 million and insurance premiums and building leases from the Generali Group euro 6 million, TLC services from the Telefónica group euro 118 million, costs for credit recovery activities and factoring commissions from the Intesa SanPaolo group euro 4 million and services and applications for document management for final customers from Net Team euro 2 million.

In the first quarter 2007 there were total costs for euro 11 million from the Pirelli group and from the company F.C. Internazionale Milano S.p.A..

Employee benefits expenses	1	—	These refer to non-obligatory insurance for employees from the Generali group.

Finance income	39	3	This refers to income from the Intesa SanPaolo group euro 37 million and income from derivative contracts with the Mediobanca group euro 2 million (euro 3 million in the first quarter 2007).

Finance expenses	22	4

These refer to expenses on derivative contracts from Mediobanca group euro 14 million (euro 4 million in the first quarter 2007) and interest expenses on short-term payables, finance leases and the sale of receivables with the Intesa SanPaolo group euro 8 million.

Capital expenditures in tangible and intangible assets (on an accrual basis)	12	27

These refer to the capitalization of costs in connection with (i) unbundling from the Telefónica group euro 11 million and (ii) the supply of hardware and software development relating to the operation of mini-sites accessible on the Mobile portal from Xaltia euro 1 million. In the first quarter 2007 there were expenditures of euro 27 million for the purchase of modems and ADSL equipment from the Pirelli group.

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)	3/31/2008	12/31/2007
Securities, financial receivables and other non-current financial assets	30	—	These refer to fair value hedge derivatives put into place with the Intesa SanPaolo group.

Trade and miscellaneous receivables and other current assets	371	369

These mainly refer to the above-mentioned services under revenues from the Telefónica group euro 72 million (euro 91 million at December 31, 2007), from the Edizione Holding group euro 2 million (euro 2 million at December 31, 2007), from the Generali group euro 34 million (euro 9 million at December 31, 2007), from the Eni group euro 4 million (euro 4 million at December 31, 2007) and from the Intesa SanPaolo group euro 259 million (euro 262 million at December 31, 2007). At December 31, 2007 there were receivables from the Mediobanca group euro 1 million.

Securities (current assets)	—	7	At December 31, 2007 these referred to securities issued by the Mediobanca group.

Financial receivables and other current financial assets	3	13

There refer to fair value hedge derivatives put into place with the Intesa SanPaolo group euro 2 million (euro 12 million at December 31, 2007) and with the Mediobanca group euro 1 million (euro 1 million at December 31, 2007).

Cash and cash equivalents	217	277	These refer to bank current accounts and deposits with the Intesa SanPaolo group.

Non-current financial liabilities	595	581

These refer to non-current financial payables for the Term Loan Facility euro 68 million (euro 68 million at December 31, 2007) and the Revolving Credit Facility euro 62 million (euro 62 million at December 31, 2007) with the Mediobanca group. They also refer to non-current financial payables relating to the Term Loan Facility euro 259 million (euro 259 million at December 31, 2007), the Revolving Credit Facility euro 126 million (euro 126 million at December 31, 2007), fair value hedge derivatives euro 55 million (euro 41 million at December 31, 2007), loans for euro 9 million (euro 9 million at December 31, 2007) and finance lease liabilities euro 16 million (euro 16 million at December 31, 2007) with the Intesa SanPaolo group.

Miscellaneous payables and other non-current liabilities	2	1	These refer to the deferral relating to the supply of “IRU” transmission capacity to the Telefónica group.

Current financial liabilities	157	164

There refer to fair value hedge derivatives put into place with the Mediobanca group euro 56 million (euro 44 million at December 31, 2007). These also refer to current accounts euro 53 million (euro 66 million at December 31, 2007), fair value hedge derivatives euro 4 million (euro 5 million at December 31, 2007), finance lease liabilities euro 7 million (euro 6 million at December 31, 2007) and financial payables euro 37 million (euro 43 million at December 31, 2007) with the Intesa SanPaolo group.

Trade and miscellaneous payables and other current liabilities	269	200

These refer to payables to: the Telefónica group euro 116 million (euro 103 million at December 31, 2007), the Eni group euro 23 million (euro 14 million at December 31, 2007), the Intesa SanPaolo group euro 123 million (euro 80 million at December 31, 2007), the Mediobanca group euro 1 million (euro 2 million at December 31, 2007), the Edizione Holding group euro 1 million (euro 1 million at December 31, 2007), the Generali group euro 1 million and the company Net Team euro 4 million.

The following tables presents the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and pension funds for employees of the companies of the Telecom Italia Group on the other.

Telecom Italia Group - First Quarter Report at March 31, 2008

(millions of euro)	1st Quarter 2008	1st Quarter 2007
Employee benefits expenses	24	7

These refer to the contribution made to pension funds of which euro 19 million for Telemaco (euro 4 million in the first quarter 2007), euro 4 million for Fontedir (euro 2 million in the first quarter 2007) and euro 1 million for other Italian and foreign pension funds (euro 1 million in the first quarter 2007).

(millions of euro)	3/31/2008	12/31/2007
Trade and miscellaneous payables and other current assets	27	31

These refer to contributions payable to pension funds of which euro 21 million for Telemaco (euro 24 million at December 31, 2007), euro 5 million for Fontedir (euro 5 million at December 31, 2007) and euro 1 million for other Italian and foreign pension funds (euro 2 million at December 31, 2007).

The following is a brief description of the contents of the main contracts between the Telecom Italia Group and related parties.

Contracts with:

Aree Urbane S.r.l.

Revenue related

These refer to a medium/long-term loan made and regulated by the shareholders’ agreements.

Asscom Insurance Brokers S.r.l.

Expense related

This refers to an insurance broker and consulting contract regarding the risk coverage of the Italian and foreign companies of the Group.

ETECSA

Revenue related

The main contracts relate to:

•	international telecommunications and roaming services;

•	technical assistance supplied by Telecom Italia S.p.A.;

•	recovery of costs for off-site personnel.

Expense related

The main contracts relate to international telecommunications and roaming services.

LI.SIT. S.p.A.

Revenue related

The contract refers to the information network for the social health system of the Lombardy Region, rendering online services available to all the regional health structures, by supplying:

•	cards with microchips for all citizens and health operators in Lombardy;

•	outsourcing services for the management of the Internet Data Center and hardware and software system;

•	professional consulting and applications for the implementation and management of the system.

Movenda S.p.A.

Expense related

The main contracts refer to the purchase and development of computer solutions.

Telecom Italia Group - First Quarter Report at March 31, 2008

NordCom S.p.A.

Revenue related

The main contracts refer to the supply of data network connections and software applications and the recovery of costs for off-site personnel.

Expense related

The contract refers to the purchase and development of computer solutions.

Telbios S.p.A.

Revenue related

The main contracts cover the supply of telephone services, ADSL lines, the recovery of costs for off-site personnel and the lease of a building.

Expense related

The main contracts refer to the supply of call center services, audio/video products and hardware systems and software for the remote medicine offering.

Teleleasing S.p.A.

Revenue related

The contracts relate to the application of the cooperation agreement signed in 2000. By virtue of this agreement, Telecom Italia assigned Teleleasing the role of financial partner for its commercial offerings to customers that purchase by lease instead of by outright purchase. Telecom Italia sells the equipment to Teleleasing which, in turn, signs the lease contract with the customer; Telecom Italia sees to the collection of the lease payments.

Expense related

The contracts refer both to the finance lease of telephone systems to Telecom Italia and its subsidiaries, the purchase of leased assets at the end of the contract and the finance lease of a building.

Tiglio I S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date in 2021 and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia, for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

Tiglio II S.r.l.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date of 2021 and the possibility of tacit renewal, unless notice of termination is given, by Telecom Italia for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

* * *

Telecom Italia Group - First Quarter Report at March 31, 2008

Telecom Argentina Group

Revenue related

The main contracts refer to:

•	technical assistance provided by Telecom Italia for broadband development and for the study and implementation of Value Added Services;

•	the supply of the TGDS and RBT platforms, Mail Services platform, Unified Messaging, Collaboration and Web Hosting for the business clientele;

•	data and voice services and the supply of “IRU” transmission capacity;

•	international telecommunications and roaming services.

Expense related

The main contracts relate to international telecommunications and roaming services.

Italtel group

Revenue related

The main contracts provide for the supply of telephone, data transmission services and the sale of LAN and MAN networks.

Expense related

The main contracts provide for:

•	supply and maintenance of traditional switching and innovative switching (VoIP) equipment and the relative services;

•	supply of innovative equipment and their maintenance for the data networks using CISCO technology;

•	software upgrades to meet security and changes in data transfer standards;

•	service development and upgrades for legacy and innovative platforms.

* * *

ASM Group

Revenue related

The main contracts refer to the supply of telephone services.

Expense related

The main contracts refer to the supply of gas and electricity.

Edizione Holding group

Revenue related

The main contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Expense related

The main contracts refer to:

•	sponsorship of companies and sports events;

•	television rights and internet rights for sports events;

•	commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards;

•	occupancy charges for the public telephones located at its structures.

Eni Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services in addition to remote control and satellite services and the lease of registered movable assets.

Expense related

The main contracts provide for the supply of fuel for motor vehicles and gas for heating, the supply of air transportation services as well as news information services.

Telecom Italia Group - First Quarter Report at March 31, 2008

FB Group group

Expense related

The main contracts refer to:

•	the supply of services and applications for document management to the final customer of Telecom Italia S.p.A. on the part of the company Net Team;

•	pre-sale consulting and design with Telecom Italia S.p.A.’s final customer for security solutions including installation and maintenance, supplied by the company Net Team;

•	the supply of hardware and software development relating to the operation of mini-sites accessible on the Telecom Italia S.p.A. Mobile portal on the part of the company Xaltia.

Generali Group

Revenue related

The main contracts provide for the supply of services for fixed and mobile telecommunications and data transmission among agencies and high-speed connections between offices and outsourcing of the relative services.

Under the agreement formalized in 2007, Telecom Italia is the sole provider of telecommunications equipment and services (fixed and mobile voice, data, equipment maintenance, etc.) for all the foreign companies of Generali (in France, Portugal, Germany, Belgium, Austria and Spain); the contract is for a period of five years.

Expense related

The main contracts refer to:

•	insurance polices to cover company risks;

•	property leases through Società Generali Properties S.p.A.

Intesa San Paolo Group

Revenue related

The main contracts refer to:

•	current accounts, bank deposits and sales of receivable by companies of the Telecom Italia Group;

•	fair value hedge derivatives on Telecom Italia Capital S.A. USD 1,000 million 6% bonds maturing September 30, 2034;

•	supply of telephone and data transmission services;

•	marketing of ICT products and solutions.

Expense related

The contracts refer to the following:

•	Term Loan Facility (expiring January 28, 2010) and Revolving Credit Facility (expiring August 4, 2014);

•	loans, current accounts and finance lease liabilities;

•	credit recovery activities;

•	sale of trade receivables;

•	trade payables taken over by Mediofactoring following the sale on the part of the original creditor.

Mediobanca Group

Revenue related

The main contracts refer to:

•	fair value hedge derivatives relating to hedged items classified in current assets of a financial nature put into place by Telecom Italia S.p.A.;

•	bonds issued by Mediobanca subscribed to by Telecom Italia Finance S.A.;

Telecom Italia Group - First Quarter Report at March 31, 2008

•	supply of telephone services, data network outsourcing, video-surveillance and data network expansion at the branches.

Expense related

The main contracts refer to the following:

•	Term Loan Facility (expiring January 28, 2010) and Revolving Credit Facility (expiring August 4, 2014) where Mediobanca is the Initial Mandated Lead Arranger and Bookrunner;

•	fair value hedging derivatives relating to CCIRS on Telecom Italia Capital S.A. bonds for USD 1 billion, 4%, maturing November 15, 2008;

•	credit recovery and management regarding receivables for damages caused by third parties to the Telecom Italia S.p.A. structures.

Telefónica Group

Revenue related

The main contracts refer to:

•	supply of software for vocal synthesis and recognition, integrated within the solutions that the companies sell to large public and private companies;

•	supply of “IRU” transmission capacity;

•	interconnection and roaming services;

•	broadband access fees.

Expense related

The main contracts refer to the following:

•	interconnection, roaming services, site sharing and co-billing agreements;

•	broadband line sharing and unbundling.

***

Pension funds

Transactions regarding supplementary pension funds refer to the payment of contributions both by the employer and the employee.

***

Remuneration to key managers

“Key managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are indicated under “Corporate Boards”.

The total remuneration for key managers recorded on the accrual basis by Telecom Italia S.p.A. or companies controlled by the Group is euro 7.7 million, divided as follows:

(millions of euro)	1st Quarter 2008		1st Quarter 2007
Short-term remuneration	3.3	(*)	5.3	(**)
Long-term remuneration	0.1	(***)	1.8
Employment termination benefit incentives	4.3		—

	7.7		7.1

(*)	of which euro 0.2 million accounted for by the subsidiary TI Media S.p.A.

(**)	of which euro 0.1 million accounted for by the subsidiary TI Media S.p.A.

(***)	of which euro 0.1 million accounted for by the subsidiary TI Media S.p.A.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	EVENTS SUBSEQUENT TO MARCH 31, 2008

Repurchase of the bonds “Telecom Italia S.p.A., euro 850 million, 5.25% due 2055”

In April 2008, Telecom Italia S.p.A. repurchased and cancelled its own bonds for a nominal amount of euro 25 million.

Entel Bolivia S.A.

On May 1, 2008, a Supreme Decree was published which calls for the nationalization of the shares of Entel Bolivia held by the Telecom Italia Group.

The same decree states that a price will be decided for the nationalized shares within 60 days and that all the recorded and contingent liabilities of Entel S.A. will be deducted from that price.

Entel Bolivia is consolidated line-by-line; the key income statement and balance sheet figures are as follows:

(millions of euro)	1st Quarter 2008	Year 2007
Revenues	52	210
EBITDA	24	98
Profit for the period, before minority interest	10	60

	3/31/2008	12/31/2007
Net financial position: debt/(liquidity)	(63)	(101)

The carrying amount of Entel Bolivia in the consolidated financial statements of the Telecom Italia Group is equal to euro 39.5 million at March 31, 2008.

Considering the absolute arbitrary nature of the order for the nationalization of the company and the violation of existing international agreements between Bolivia and the Netherlands, ETI, the direct parent of Entel Bolivia, has, as a precautionary measure, seized Entel Bolivia’s funds in excess of euro 50 million in foreign accounts and will take all the steps necessary to safeguard its investment.

The subsidiary, ETI, has had an arbitration proceeding pending before ICSID (International Center for Settlement of Investment Disputes) since October 2007 for violation of the bilateral treaty between Bolivia and the Netherlands on the protection of investments in relation to the expropriation procedures set in motion by the Bolivian government. ICSID is currently following the procedure for naming the arbitration board.

●	BUSINESS OUTLOOK FOR THE CURRENT YEAR IN PROGRESS

At the consolidated level, the Group confirms the objectives announced on March 7, 2008, considering that the average exchange rate for the first quarter will apply to the full-year 2008 and without taking into account any effects as a result of the nationalization of Entel Bolivia, described in the preceding paragraph.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: includes the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European BroadBand Business Unit: comprises Broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: includes Mobile Telecommunications operations in Brazil;

•	Media Business Unit: comprises Television and News activities;

•	Olivetti Business Unit: includes operations for the manufacture of digital systems for ink-jet printers and other ink-jet products;

•

Other Operations include the financial companies, the foreign operations that are not included in the other Business Units and other minor companies not strictly related to the core business of the Telecom Italia Group.

Segment information is presented as follows:

(millions of euro)		Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other Operations	Adjustments and eliminations	Total consolidated
Revenues	1st Quarter 2008	5,619	323	1,224	74	83	76	(101)	7,298
	1st Quarter 2007	6,009	216	1,100	58	83	60	(51)	7,475
EBITDA	1st Quarter 2008	2,667	61	242	(21)	(7)	26	(2)	2,966
	1st Quarter 2007	2,853	54	269	(11)	(10)	23	—	3,178
EBIT	1st Quarter 2008	1,566	6	(17)	(37)	(9)	17	2	1,528
	1st Quarter 2007	1,790	22	16	(26)	(14)	15	14	1,817
Capital expenditures	1st Quarter 2008	970	100	139	18	1	1	(1)	1,228
	1st Quarter 2007	867	110	116	30	2	3	—	1,128
Headcount at period-end (number)	3/31/2008	64,160	3,157	10,081	1,047	1,259	2,161	—	81,865
	12/31/2007 restated (1)	64,362	3,191	10,030	1,016	1,279	2,191	—	82,069

(1)	For purposes of comparison, the data at December 31, 2007 considers the Liberty Surf group as a discontinued operation.

Telecom Italia Group - First Quarter Report at March 31, 2008

The main economic and financial data relating to the Liberty Surf group, classified in discontinued operations, is reported below:

		Discontinued Operations
(millions of euro)		Liberty Surf group	Other, adjustments and eliminations	Total
Revenues	1st Quarter 2008	117	(39)	78
	1st Quarter 2007	88	(23)	65
EBITDA	1st Quarter 2008	(24)	—	(24)
	1st Quarter 2007	(24)	—	(24)
EBIT	1st Quarter 2008	(64)	—	(64)
	1st Quarter 2007	(54)	—	(54)
Profit (loss) from discontinued operations/non-current assets held for sale	1st Quarter 2008	(75)	—	(75)
	1st Quarter 2007	(60)	—	(60)
Capital expenditures	1st Quarter 2008	39	—	39
	1st Quarter 2007	32	—	32
Net financial debt	3/31/2008	752	—	752
	12/31/2007	668	—	668
Headcount at period-end (number)	3/31/2008	1,356	—	1,356
	12/31/2007	1,360	—	1,360

Telecom Italia Group - First Quarter Report at March 31, 2008

The following table presents the operating highlights of the Business Units of the Telecom Italia Group.

DOMESTIC FIXED	3/31/2008	12/31/2007	3/31/2007
Fixed network connections in Italy (thousands)	21,648	22,124	23,205
Physical accesses (Consumer +Business) (thousands)	18,797	19,221	20,118
Voice pricing plans (thousands)	6,243	6,375	6,465
Broadband accesses in Italy (thousands)	7,728	7,590	7,095
Virgilio page views powered by Alice during period (millions)	4,037	14,737	3,794
Virgilio average monthly single visitors powered by Alice - (millions)	25.3	21.7	21.0

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	106.8	106.8	105.8
- access and carrier network in optical fiber (millions of km of fiber)	3.8	3.8	3.8

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	51,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

DOMESTIC MOBILE
Lines, number at period-end (thousands)	35,930	36,331	33,569
Prepaid lines (thousands) (1)	30,221	30,834	28,972

EUROPEAN BROADBAND (2)
Broadband accesses in Europe, number at period-end (thousands)	2,558	2,537	2,323

BRAZIL MOBILE
Lines, number at year-end (thousands)	32,533	31,254	26,307

MEDIA
La7 audience share Free to Air (analog mode) (period average, in %)	3.1	3.0	3.0
La7 audience share Free to Air (analog mode) (last month of the period average, in %)	3.1	3.1	2.9

(1)	Excluding “not human” SIM.

(2)

For purposes of comparison, the data presented excludes broadband accesses of the Liberty Surf group (954 thousand at March 31, 2008, 902 thousand at December 31, 2007 and 790 thousand at March 31, 2007) classified in discontinued operations after taking steps for its disposal in the early months of 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

DOMESTIC

—	THE BUSINESS UNIT

The Domestic Business Unit operates as the consolidated market leader in the sphere of telephone and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Domestic Business Unit is organized as follows:

FIXED	MOBILE	SUPPORT ACTIVITIES
Telecom Italia S.p.A. - Fixed telecommunications services	Telecom Italia S.p.A. - Mobile telecommunications services	Telecom Italia S.p.A. - Group Functions

Loquendo S.p.A. Matrix S.p.A. Path.Net S.p.A. Telecontact Center S.p.A. Telsy Elettronica e Telecomunicazioni S.p.A.		Olivetti Multiservices S.p.A. Tecnoservizi Mobili S.r.l. Telecom Italia Audit and Compliance Services Scarl Telenergia S.r.l.

Telecom Italia Sparkle Group:

•       Telecom Italia Sparkle S.p.A.

•       Latin American Nautilus Group

•       Med-1 Group

•       Mediterranean Nautilus Group

•       TMI Group

•       Pan European Backbone

•       TeIecom Italia Sparkle Singapore

•       Telecom Italia San Marino Group

•       Telecom Italia Sparkle of North America Inc.

•       Elettra TLC S.p.A.

•       TIS France S.A.S.

—	MAJOR CORPORATE EVENTS AND SCOPE OF CONSOLIDATION

It should be noted that:

•

on March 1, 2008, Telecom Italia S.p.A. sold the ISP Management business segment to Matrix. In particular, ISP Management represents Telecom Italia S.p.A.’s autonomous function for the execution of the activities regarding the supply and management of internet services.

Telecom Italia Group - First Quarter Report at March 31, 2008

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results of the Domestic Business Unit for the first quarter of 2008 compared to the first quarter of 2007.

(millions of euro)	1st Quarter 2008	1st Quarter 2007 (1)	Change
			amount	%
Revenues	5,619	6,009	(390)	(6.5)
EBITDA	2,667	2,853	(186)	(6.5)
% of Revenues	47.5	47.5
EBIT	1,566	1,790	(224)	(12.5)
% of Revenues	27.9	29.8
Capital expenditures	970	867	103	11.9
Headcount at period-end (number)	64,160	64,362	(202)	(0.3)

(1)	The headcount is as of the date of December 31, 2007.

Revenues totaling euro 5,619 million record a contraction of 6.5% (-euro 390 million) compared to the first quarter of 2007. In organic terms, on a comparable consolidation basis and excluding the foreign exchange effect, the reduction is equal to 6.4% (-euro 382 million).

The trend of revenues is affected by the cut in fixed-mobile termination rates (euro 66 million), the effects of the application of the Bersani Decree starting from March 2007 (euro 125 million net of the positive impact of flexibility—higher traffic volumes as a result of the reduction in average rate price pressure owing to the elimination of top-up charges without increasing the minute rate), rate adjustments for international roaming traffic within the EU, in accordance with the decisions of the European Commission (euro 45 million) and the change in the prices of regulated wholesale bitstream services (interconnection services which consist of the supply, by Telecom Italia, of the transmission capacity between the position of an end customer and an interconnection point of another OLO operator which, in turn, wants to offer broadband services to its own end customers), unbundling and shared access (euro 24 million). In total, compared to the prior year, these changes amount to euro 260 million.

A breakdown of the various components of the Business Unit’s revenues is as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
Revenues	5,619	6,009	(390)	(6.5)
of which:
Fixed telecommunications	3,746	3,989	(243)	(6.1)
Mobile telecommunications	2,236	2,365	(129)	(5.5)
Eliminations and central functions contribution	(363)	(345)	(18)	(5.2)

Telecom Italia Group - First Quarter Report at March 31, 2008

Fixed Telecommunications

Revenues from Fixed Telecommunications amount to euro 3,746 million and show a reduction of euro 243 million (-6.1%) compared to the same period of the prior year. At the organic level, excluding the foreign exchange effect and the change in the scope of consolidation, revenues decreased by euro 235 million (-5.9%).

The performance of the major business areas is reported below.

Retail Telephone

Revenues from the Retail Telephone area are equal to euro 1,970 million and show a reduction of euro 191 million (-8.8%) compared to 2007, particularly regarding traffic (-euro 104 million, -11.2%) and access (-euro 53 million, -5.3%). With reference to traffic, the contraction is generated by volumes and prices, especially on fixed-mobile traffic and national traffic. Lower volumes reflect the migration of volumes from fixed to mobile traffic and the decline in the average customer base; prices, instead, are affected by the cut in fixed-mobile termination rates and a greater penetration of flat rate plans. As for accesses, the reduction is entirely due to the contraction in the average customer base.

Internet

Revenues generated by the Internet area, equal to euro 406 million, increased by euro 53 million (+15.0%) compared to the first quarter of 2007. The increase is due to the continuing growth of Broadband and content revenues which together record a gain of 17.3% compared to the same period of 2007.

The overall portfolio of Broadband accesses on the domestic market reached 7.7 million customers, of which 6.5 million refers to Retail. The strategy encouraging the migration of customers to higher value offerings continues with the aim of stabilizing the ARPU. Flat rate plans, in particular, thanks to a targeted sales approach and upselling of consumer customers reached 73% of the total Retail Broadband customer portfolio and the VoIP customer portfolio is now 1.5 million accesses, about 23% of Retail Broadband accesses. Expansion is also moving forward in IPTV services on the Consumer market (now with a portfolio of 136,000 customers, +56,000 compared to the end of 2007) and in the development of web content and services.

Data Business

Overall, revenues from the Data Business area, equal to euro 383 million, show a contraction of euro 10 million (-2.5%) compared to the first quarter of 2007. This decline is due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration in June 2007. Instead, dynamic growth is again registered by ICT services and products, increasing by euro 10 million (+7.1%).

Wholesale

Revenues from Wholesale services totaling euro 905 million show an overall decrease of euro 87 million (-8.8%) compared to the same period of 2007.

Revenues from national wholesale services amount to euro 585 million and record a gain of euro 24 million (+4.3%) compared to the same period of 2007. This is mainly attributable to regulated services (+euro 23 million for the growth of unbundled lines). International wholesale services posted revenues of euro 320 million, with a contraction of euro 111 million (-25.8%) compared to the first quarter of 2007 due to the decline in revenues from transit traffic generated by the termination of some contracts starting from the second quarter of 2007.

Telecom Italia Group - First Quarter Report at March 31, 2008

Mobile Telecommunications

Revenues amount to euro 2,236 million in the first quarter of 2008 and decreased by 5.5% compared to the same period of 2007.

This performance was again notably affected by the negative impact of the Bersani Decree, the change in fixed-mobile termination rates and the rate adjustment for international Roaming traffic within the EU. Excluding these regulatory changes (in total equal to euro 224 million), total Domestic Mobile revenues would have increased by 4.0%.

In particular, note should be taken of the increase in revenues from Value-Added Services (VAS), totaling euro 518 million. This is an increase of 15% compared to the first quarter of 2007, for the continual innovations in the offering portfolio and greater penetration of both interactive and mobile Broadband services (revenues from national browsing +48%). The percentage of VAS to total service revenues is now 24.2% (19.8% in the first quarter of 2007).

“Telephone” revenues (incoming and outgoing) amount to euro 1,549 million with a decrease of euro 192 million (-11%) compared to the first quarter of 2007. This reduction is entirely attributable to the aforementioned negative impact of regulatory changes (excluding these changes, “telephone” revenues grew by 1%).

Revenues from the sale of handsets total euro 100 million. This is an increase of euro 9 million compared to the same period of 2007 as a result of a better mix of products sold.

At March 31, 2008, the number of Telecom Italia mobile lines is 35.9 million (of which 6.3 million are UMTS, accounting for 17.6% of total lines). This is an increase of 2.4 million lines compared to March 2007 with a market share at 39.7%. The changes in the customer portfolio in the first quarter of 2008 feature a higher percentage of subscriptions and on the business segment. This is part of the strategy directed to higher-value customers.

EBITDA of the Domestic Business Unit, equal to euro 2,667 million, records a decrease of euro 186 million compared to the first quarter of 2007, with the percentage of EBITDA to revenues at 47.5% (in line with the same period of 2007). EBITDA was notably influenced by the above-mentioned regulatory changes for a total of euro 219 million.

The organic change in EBITDA compared to the first quarter of 2007 is negative of euro 174 million (-6.1%), with the percentage of EBITDA to revenues at 47.7% (47.5% in the first quarter of 2007). Details are as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
HISTORICAL EBITDA	2,667	2,853	(186)	(6.5)
Effect of change in scope of consolidation	—	2
Effect of change in exchange rates	—	(2)
Non - organic (income) expenses:	12	—
Disputes and settlements with other operators	9	—
Other expenses net	3	—

COMPARABLE EBITDA	2,679	2,853	(174)	(6.1)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals euro 2,137 million and decreased by euro 190 million (-8.2%) compared to the first quarter of 2007. The contraction is mainly due to the reduction in the amount to be paid to other operators and lower international Wholesale transit traffic. Moreover, the reduction in costs for the acquisition of products

Telecom Italia Group - First Quarter Report at March 31, 2008

destined for sale and advertising and sales expenses are partly offset by the increase in the costs for the use of television rights;

•

employee benefits expenses total euro 846 million, a decrease of euro 32 million (-3.6%) compared to the first quarter of 2007 owing to a reduction in the average number of the salaried workforce (-2,078 people) and lower expenses for termination benefit incentives (-euro 22 million). This is offset in part by the effect of the increase in the minimum labor contract terms from October 2007 – established by the July 31, 2007 Agreement for the TLC collective national labor contract, for the two economic years 2007-2008;

•	other operating expenses amount to euro 182 million, an increase of euro 8 million compared to the first quarter of 2007 as a result of charges recorded for provisions relating to pending disputes.

EBIT of the Domestic Business Unit, totaling euro 1,566 million, decreased by euro 224 million (-12.5%) compared to the first quarter of 2007. The percentage of EBIT to revenues is 27.9% (29.8% in the first quarter of 2007).

In organic terms, the reduction in EBIT is euro 229 million (-12.9%) compared to the first quarter of 2007, with the percentage of EBIT to revenues at 27.6% (29.7% in the first quarter of 2007). Details are as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
HISTORICAL EBIT	1,566	1,790	(224)	(12.5)
Effect of change in scope of consolidation	—	2
Effect of change in exchange rates	—	—
Non - organic (income) expenses:	(13)	(10)
Non - organic (income) expenses already described under EBITDA	12	—
Additional non - organic (income) expenses:	(25)	(10)
Gains on sales of properties	(25)	(10)

COMPARABLE EBIT	1,553	1,782	(229)	(12.9)

EBIT was impacted, besides the comments made in respect of EBITDA, by the increase in depreciation and amortization charges (+euro 52 million), primarily as a result of higher investments in tangible assets and higher capitalized Subscriber Acquisition Costs. The negative impact was partly compensated by the increase in the net balance of gains/losses realized on non-current assets (+euro 15 million)

Capital expenditures total euro 970 million (+euro 103 million compared to the first quarter of 2007). The percentage of capital expenditures to revenues is equal to 17.3% (14.4% in the same period of 2007).

Headcount is 64,160 and includes 1,253 people with temp contracts (1,278 at December 31, 2007). The reduction of 202 people compared to December 31, 2007 is primarily due to terminations as a result of benefit incentives.

Telecom Italia Group - First Quarter Report at March 31, 2008

—	KEY FACTORS

Fixed telecommunications

The Domestic Fixed Services Department has continued with the strategy to encourage its customers to migrate towards innovative broadband access solutions which provide access to new-generation IP services and applications. At March 2008, this strategy enabled Telecom Italia to have a Retail + Wholesale Broadband portfolio of 7.7 million accesses, of which about 6.5 million are Retail Broadband (of which 67.4% with flat and semiflat plans) and a VoIP portfolio equal to 1.5 million accesses (about 23% of Retail Broadband accesses). Expansion is moving forward in IPTV services on the Consumer market and in the development of web content and services.

In the traditional Telephone business, the strategy of customer retention continues, partly through the use of pricing packages (at the end of March 2008, the pricing portfolio numbers 6.4 million and represents more than one-third of the number of accesses); moreover, action continues with the aim of recapturing customers that switched to rival operators (more than 200 thousand returns at the end of March 2008).

In Data Business, there was a rationalization of the available offerings with migration from Traditional Data Transmission to Innovative Data Transmission and Broadband and offerings of integrated solutions with services.

Mobile Telecommunications

In the first months of 2008, the Domestic Mobile Services Department continued the strategy of concentrating on maintaining its market share – with particular emphasis on high-value customer segments – and development policies for usage (both voice and data services). This is due to policies targeting the acquisition of “premium” customer segments, greater diffusion of Flat or Bundled (voice, VAS and Mobile internet) offerings and gradual penetration of 3G handsets and web users.

The offering portfolio has been further improved through the use of various solutions aimed at the greatest possible transparency with regard to rates and increased flexibility for the customer (i.e. dedicated offerings by level and type of consumption).

—	COMMERCIAL AGREEMENTS

The following took place:

•

in February 2008, the auction was concluded for Wi-Max frequencies (technology which delivers broadband on radio frequencies). This is the technology on which the Ministry of Communications is counting to deliver high-speed Internet throughout the country. The bidding for Wi-Max began last February 13 with a starting bid of euro 45 million and after nine rounds of bidding was concluded for euro 140 million. The amount raised is higher than that in Germany (euro 60 million) and France (euro 100 million). Telecom Italia S.p.A. secured licenses for the regions of Umbria, Lazio, Abruzzo and Molise, Campania, Puglia, Basilicata and Calabria for a total price of more than euro 35 million;

•

on March 19, 2008, Telecom Italia S.p.A. won the bid called by CSI Piemonte to build a fiber optic network in the Province of Turin which will enable the diffusion of broadband and access to online services (more than 430 kilometers of network).

Telecom Italia Group - First Quarter Report at March 31, 2008

—	EVENTS SUBSEQUENT TO MARCH 31, 2008

Note should be taken of the following:

•	in April 2008, an agreement was sealed with the Liguria Region to bring broadband to another 33 cities in the region;

•

on May 1, 2008, Telecom Italia S.p.A. made a contribution in kind to Matrix consisting of the “Directory Assistance Service” business (1254 service which is an information service of the list of subscribers using the assistance of an operator).

—	MAIN OPERATING HIGHLIGHTS

The main operating highlights at March 31, 2008 compared to December 31, 2007 and March 31, 2007 are reported in the following table.

	3/31/2008	12/31/2007	3/31/2007
Fixed telecommunications
Fixed network connections in Italy (thousands)	21,648	22,124	23,205
Physical accesses (Consumer + Business) (thousands)	18,797	19,221	20,118
Voice pricing plans (thousands)	6,243	6,375	6,465
Broadband accesses in Italy (thousands)	7,728	7,590	7,095
Virgilio page views powered by Alice, in the period (millions)	4,037	14,737	3,794
Virgilio powered by Alice average monthly single visitors – (millions)	25.3	21.7	21.0
Network infrastructure in Italy:
- access network in copper (millions of km - pair)	106.8	106.8	105.8
- access network and transport using optical fiber (millions of km of fiber)	3.8	3.8	3.8
Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	51,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on the fixed network (billions)	38.3	156.8	41.7
- Domestic traffic	33.8	140.1	38.1
- International traffic	4.5	16.7	3.6
Mobile Telecommunications
Number of lines at the end of the period (thousands)	35,930	36,331	33,569
Prepaid lines (thousands) (1)	30,221	30,834	28,972
Growth of the clientele (%)	7.0	12.0	3.5
Churn rate (2)	6.3	16.4	3.5
Total outgoing traffic per month (millions of minutes)	3,037	2,766	2,419
Total outgoing and incoming traffic per month (millions of minutes)	4,266	4,052	3,677
Average monthly revenues per line (3)	19.7	22.2	23.1

(1)	Excluding “not human” SIM.

(2)

The data refers to total lines. The churn rate for a certain period represents the number of mobile customers who discontinued service during the period (either voluntarily or because of default) expressed as a percentage of the average number calculated on the basis of the total annual number of customers during the period.

(3)	Includes revenues from prepaid cards and revenues from non-domestic traffic; it does not include revenues from products.

Telecom Italia Group - First Quarter Report at March 31, 2008

At March 31, 2008, the number of fixed connections of the Domestic Business Unit total approximately 21.6 million. The decrease from December 31, 2007 is offset by the growth of Broadband which, at March 2008, reached a portfolio of 7.7 million accesses (+138,000 accesses compared to December 31, 2007) of which about 6.5 million were Retail Broadband accesses, confirming the continuous expansion of ADSL penetration.

At March 31, 2008, Telecom Italia has about 35.9 million mobile GSM and UMTS lines (of which 6.3 million are UMTS lines) with an increase of 7.0% compared to March 31, 2007 and a decrease of 1.1% compared to December 31, 2007. This figure includes 30.2 million prepaid lines, which represent 84% of all lines. At March 31, 2008, Telecom Italia’s market share is 39.7% with a slight decline compared to December 31, 2007 (40.3%).

Telecom Italia Group - First Quarter Report at March 31, 2008

EUROPEAN BROADBAND

—	THE BUSINESS UNIT

The Business Unit offers Broadband access and services in European metropolitan areas in Germany and the Netherlands through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V.

—	THE STRUCTURE OF THE BUSINESS UNIT

The structure of the Business Unit reported below has changed from the one presented in the 2007 Annual Report because the Liberty Surf group has been considered as a discontinued operation following the steps taken for its disposal in the early months of 2008.

GERMANY	NETHERLANDS
Telecom Italia Deutschland Holding GmbH	BBNed N.V.
• HanseNet Telekommunikation GmbH	• BBeyond B.V.
• InterNLnet B.V.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first quarter of 2008 of the total business unit and by business area, compared to the first quarter of 2007, restated for purposes of comparison.

EBITDA

	1st Quarter 2008	1st Quarter 2007 (1)	Change
(millions of euro)			amount	%
Revenues	323	216	107	49.5
EBITDA	61	54	7	13.0
% of Revenues	18.9	25.0
EBIT	6	22	(16)	(72.7)
% of Revenues	1,9	10,2
Capital expenditures	100	110	(10)	(9.1)
Headcount at period-end (number)	3,157	3,191	(34)	(1.1)

(1)	The headcount is as of the date of December 31, 2007.

Telecom Italia Group - First Quarter Report at March 31, 2008

Germany (Hansenet + TI Deutschand)	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
Revenues	303	198	105	53.0
EBITDA	59	49	10	20.4
% of Revenues	19.5	24.7
EBIT	10	21	(11)	(52.4)
% of Revenues	3.3	10.6
Capital expenditures	97	108	(11)	(10.2)

Netherlands (BBNed)	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
Revenues	20	18	2	11.1
EBITDA	2	5	(3)	(60.0)
% of Revenues	10.0	27.8
EBIT	(4)	1	(5)
% of Revenues	(20.0)	5.6
Capital expenditures	3	2	1	50.0

Revenues amount to euro 323 million and record an increase of euro 107 million (+49.5%) compared to the first quarter of 2007. Organic growth, that is, on a comparable consolidation basis, is euro 39 million, +13.7%. The Broadband client portfolio at March 31, 2008 is now at more than 2.5 million accesses. The Narrowband portfolio stands at 0.6 million accesses at March 31, 2008 compared to 0.8 million accesses at the end of 2007 and 1.0 million at March 31, 2007.

Specifically, revenues from business conducted in Germany, equal to euro 303 million, show an increase of 53.0% compared to the first quarter of 2007 (+euro 105 million); organic growth is 13.9%. The Broadband customer portfolio in Germany at March 31, 2008 is almost at 2.4 million users and grew by more than 0.1 million compared to December 31, 2007 and 0.2 million compared to March 31, 2007.

The Netherlands contributed euro 20 million to total revenues which is a better performance than the in same period of the prior year (+euro 2 million). The customer Portfolio of about 186,000 increased only slightly compared to the same period of 2007 (+1,000) due to the loss of ADSL Wholesale lines (-51 thousand lines) which was compensated by the increase in the number of customers in the Retail, Voice and Fiber (Wholesale and Retail) area (+52 thousand lines).

EBITDA is euro 61 million and records an increase of euro 7 million compared to the first quarter of 2007. The percentage of EBITDA to revenues is 18.9% against 25.0% in 2007. At the organic level, EBITDA is in line with the first quarter of 2007.

With regard to changes in costs, the following should be noted:

•

acquisition of goods and services totals euro 231 million, increasing 65.0% compared to the first quarter of 2007 (+euro 91 million) due in part to the growth of business and in part to the change in the scope of consolidation as a result of the acquisition of AOL Germany in March 2007;

•

employee benefits expenses amount to euro 33 million and increased by euro 11 million compared to the first quarter of 2007 (+50.0%), partly due to the change in the scope of consolidation mentioned above.

Telecom Italia Group - First Quarter Report at March 31, 2008

EBIT, equal to euro 6 million, decreased by euro 16 million (-72.7%) compared to the first quarter of 2007.

At the organic level, EBIT records a contraction of euro 17 million (-73.9%) compared to the first quarter of 2007. Details are as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
HISTORICAL EBIT	6	22	(16)	(72.7)
Effect of change in scope of consolidation	—	1

COMPARABLE EBIT	6	23	(17)	(73.9)

The reduction in EBIT is due to the considerable increase in depreciation and amortization charges (+euro 23 million) as a result of both significant investments in network infrastructures and information support systems made at the end of 2007 and costs incurred for the activation of new customers.

Capital expenditures amount to euro 100 million, a decrease of euro 10 million compared to the first quarter of 2007. This decrease is mainly due to a reduction in network investments.

Headcount at March 31, 2008 is 3,157, a decrease of 34 compared to December 31, 2007; the number includes 530 people with temp work contracts (609 at December 31, 2007).

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

GERMANY

At this point in time at the beginning of the year, the German market has confirmed its interesting potential for growth, its technological drive and its process towards the consolidation of the sector.

The Broadband market is now concentrated in the hands of four or five major players and HanseNet is seen as one of the main broadband operators in terms of the number of customers.

During the first quarter of 2008 the strategy was based on the following guidelines:

•	innovation of the offering: the main actions taken by HanseNet during the first quarter of 2008 refer to:

•	launch of “Alice Comfort” plans, aimed at private and business clientele, centered on a Premium level of customer service and functionality;

•	adoption of a pricing strategy aimed at maintaining Alice’s positioning vis-à-vis offerings by the competition;

•	continuation of upselling activities with the existing AOL customer base (Broadband and Narrowband) geared towards Alice plans;

•	focus on the quality of service, particularly with regard to VoIP services and optimizing Customer-Facing and internal processes;

•

consolidation of the Alice Brand and intensification of Brand Awareness, channeled through important communication campaigns (specifically, during the first quarter of 2008 a new advertising campaign was launched with an endorsement by Brad Pitt);

Telecom Italia Group - First Quarter Report at March 31, 2008

•

extension of network coverage, both with its own network (897 unbundled sites at the end of the first quarter) and, particularly, through its partners Telefónica and QSC (1,668 unbundled sites at the end of the first quarter);

•	development of Group synergies for the wholesale offering and with Multinational Corporate clientele.

NETHERLANDS

The Dutch market has undergone an important consolidation process within the sphere of the wholesale offering due to the fact that KPN has acquired numerous ISPs; the offering of Broadband cable services also carries particular significance. Of parallel significance is the development of the VDSL service offering, decisively driven by the incumbent KPN’s development plan. In this area, after signing the Memorandum of Understanding (MOU) in July 2007, BBNed and KPN sealed another agreement (a Supplement to the MOU) while talks continue for the definition of the final agreement for managing the technological change of the offering and the consequent transitory period.

During the first quarter of 2008, the Dutch subsidiary continued its strategy along the lines of rationalizing its offering on the market and developing new technological platforms, in addition to its competitive repositioning and the targeted development of the Retail offering (Consumer and Business).

With regard to the Broadband Retail Consumer plan, launched in August 2007, and which currently calls for the ADSL2+ offering in addition to the fiber offering, limited to Amsterdam, the operating priorities were the affirmation of the Alice Brand, the consolidation of the Provisioning and Customer Care processes and the extension of sales channels (introduction of new Sales Partners alongside the Call Centers and the Web).

Telecom Italia Group - First Quarter Report at March 31, 2008

BRAZIL MOBILE

—	THE STRUCTURE OF THE BUSINESS UNIT

The Telecom Italia Group operates in the mobile telecommunications sector in Brazil through the Tim Brasil group which offers services using GSM and TDMA technology. The Tim Brasil group is composed of the following:

BRAZIL MOBILE
Tim Brasil Serviços e Participaçoes S.A.
• Tim Participaçoes S.A.
• Tim Celular S.A.
• Tim Nordeste S.A.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first quarter of 2008 compared to the first quarter of 2007.

EBITDA

(millions of euro)

	(millions of euro)		(millions of BRL)
	1st Quarter 2008	1st Quarter 2007 (1)	1st Quarter 2008 (a)	1st Quarter 2007 (b) (1)	Change
					amount (a-b)	% (a-b)/b
Revenues	1,224	1,100	3,183	3,040	143	4.7
EBITDA	242	269	631	745	(114)	(15.3)
% of Revenues	19.8	24.5	19.8	24.5
EBIT	(17)	16	(45)	46	(91)
% of Revenues	(1.4)	1.5	(1.4)	1.5
Capital expenditures	139	116	361	321	40	12.5
Headcount at period-end (number)	10,081	10,030	10,081	10,030	51	0.5

(1)	The headcount is as of the date of December 31, 2007.

Consolidated revenues of the Tim Brasil group in first quarter of 2008 total BRL 3,183 million and grew by BRL 143 million compared to the same period of 2007 (+4.7%), recording an increase of 6.3% in revenues from services alone compared to the same period of 2007. The strong increase in the customer base, greater penetration in the customer bracket with lower purchasing power and competitive factors such as promotions, especially on net offerings, led to a reduction in ARPU of BRL 4.5 (BRL 35.0 in March 2007 and BRL 30.5 in March 2008).

Consolidated EBITDA in first quarter of 2008, totaling BRL 631 million, is BRL 114 million lower than the same period of 2007 (-15.3%). As a percentage of revenues, EBITDA is 19.8% and 4.7% lower compared to the first quarter of 2007.

The reduction in EBITDA is mainly due to the competition which generated an erosion of prices and thus the margins of Services and higher charges for uncollectible receivables in the Televendita sales channel (BRL 173 million in the first quarter of 2007 and BRL 272 million in the first quarter of 2008).

Telecom Italia Group - First Quarter Report at March 31, 2008

With regard to costs, the following should be noted:

•

acquisition of goods and services, equal to BRL 1,765 million, increased by 9.9% compared to the first quarter of 2007 (BRL 1,606 million), mainly in connection with higher interconnection costs and other selling costs;

•

employee benefits expenses, equal to BRL 153 million, increased by BRL 9 million compared to the first quarter of 2007 (6.3%) due to a higher headcount. The average number rose from 8,658 in the first quarter of 2007 to 9,155 in the first quarter of 2008. The percentage of employee benefits expenses to revenues is 4.8% (4.7% in the same period of 2007).

•

other operating expenses total BRL 654 million (BRL 520 million in the first quarter of 2007) and include miscellaneous expenses mainly relating to indirect duties and taxes and TLC operating fees (BRL 348 million in the first quarter of 2008 compared to BRL 316 million in the first quarter of 2007), impairments and losses on receivables (BRL 272 million in the first quarter of 2008 compared to BRL 173 million in the first quarter of 2007) and other charges and miscellaneous items (BRL 34 million in the first quarter of 2008 compared to BRL 31 million in the first quarter of 2007).

Consolidated EBIT at March 2008 is a negative BRL 45 million (compared to a positive BRL 46 million in the first quarter of 2007). Lower depreciation and amortization charges due to the completion of the TDMA network partly offset the deterioration in EBITDA.

Capital expenditures in first quarter of 2008 amount to BRL 361 million (BRL 321 million in the first quarter of 2007) and the increase of BRL 40 million is mainly due to a higher customer base. Network and IT investments also include the start-up of the infrastructures for the third-generation UMTS network. The UMTS license will be recorded in the second quarter of 2008.

Headcount at March 31, 2008 is 10,081, an increase of 51 people compared to December 31, 2007 (10,030).

—	EVENTS SUBSEQUENT TO MARCH 31, 2008

On April 23, 2008, the Brazilian Accounts Tribunal, after concluding the review of the license contracts for 3G services requested by ANATEL on April 8, 2008, approved the transaction. Consequently, when the contracts are signed, Tim Brasil will launch 3G service in major markets such as São Paulo, Rio de Janeiro and Brasília.

Moreover, beginning in mid-April 2008, third-generation service on the 850 MHz band frequency was started in the metropolitan areas of Belo Horizonte, Curitiba, Florianópolis, Fortaleza, Recife and Salvador.

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

Between the end of March 2007 and the end of March 2008, the Brazilian market of mobile lines grew by 23.2%. The market acquired 23,659 thousand new customers reaching a total of 125.8 million lines at March 31, 2008 (about 65.8% penetration of the population), compared to 102.2 million lines at March 31, 2007 (54.2% penetration) and 121 million lines at December 31, 2007 (about 63.5% penetration). The Tim Brasil group consolidated its position as the second-largest operator on the Brazilian market with 32,533 thousand lines and growth of 23.7% compared to the end of March 2007 and 4.1% compared to the end of December 2007. Market share of the lines reached 25.9%.

Telecom Italia Group - First Quarter Report at March 31, 2008

MEDIA

—	THE BUSINESS UNIT

The Media Business Unit is organized into the Television and News Business Areas:

•

the “Television” Business Area produces and broadcasts editorial content through analog and digital broadcasting networks. This Business Area manages satellite channels and pay-per-view (PPV) services using Digital Terrestrial technology. In particular, starting from 2007, in response to the evolution of the reference context, the Group modified its Business Model based on the following activities:

•	Free to Air, with the activities of the two analog broadcasting network operators La7 and MTV;

•

Multimedia, with the role of “Competence Center” of the Telecom Italia Group in the conceptualization and creation of content offering for the IPTV, DVBH and Rosso Alice platforms and the development of contents and channels on the satellite and interactive platforms (Web and Mobile);

•	Digital Terrestrial TV, through the consolidation of the Soccer PPV business model, the offering of new content and the leasing of digital bandwidth to third parties;

•

the “News” Business Area operates through Telecom Media News, a leading national news agency, with a marked international connotation. It was conceived as the result of a partnership with Associated Press (AP) and provides news around the clock as well as analyses and special reports from its offices in Rome and Milan and from abroad (Brussels, New York and Moscow).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

MEDIA

TELEVISION	NEWS
Telecom Italia Media S.p.A.	Telecom Media News S.p.A.
• Telecom Italia Media
Broadcasting S.r.l.
• MTV Italia S.r.l.
• MTV Pubblicità S.r.l.

—	MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

It should be noted that:

•

in January 2008, MTV Italia S.r.l. sold, to Viacom Global B.V. Netherlands, the company Milano Design Studio S.r.l. (MDS S.r.l.) set up in December 2007 to which, again in January 2008, MTV Italia S.r.l. had sold the “On Air” business segment;

•	on February 18, 2008, the shareholders’ meeting was held for the wind-up of SCS Comunicazione Integrata S.p.A.; the company was cancelled from the register of companies on March 14, 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first quarter of 2008 compared to the first quarter of 2007.

EBITDA

(millions of euro)

	1st Quarter 2008	1st Quarter 2007 (1)	Change
(millions of euro)			amount	%
Revenues	74	58	16	27.6
EBITDA	(21)	(11)	(10)	(90.9)
% of Revenues	(28.4)	(19.0)
EBIT	(37)	(26)	(11)	(42.3)
% of Revenues	(50.0)	(44.8)
Capital expenditures	18	30	(12)	(40.0)
Headcount at period-end (number)	1,047	1,016	31	3.1

(1)	The headcount is as of the date of December 31, 2007.

Revenues total euro 74 million in the first quarter of 2008, with an increase of 27.6% compared to euro 58 million in the same period of 2007.

In greater detail:

•	revenues of the Free to Air analog business area amount to euro 36 million in the first quarter of 2008, down by euro 3 million (-7.0%) compared to the same period of 2007;

•

revenues from the Multimedia sector amount to euro 7 million, a gain of 37.3% compared to the first quarter of 2007 (euro 5 million), and benefit from the increase in the activities of the Content Competence Center (euro 2 million), which was not in existence in the first three months of last year;

•

revenues from Digital Terrestrial activities stand at euro 29 million, compared to euro 12 million in the first quarter of 2007 (+136.6%). This trend is due to the increase in pay-per-view revenues owing to the positive contribution originating from the contracts with Mediaset and Telecom Italia for broadcasting the audio-visual content of Serie A soccer games and the growth resulting from the commercial “La7 Cartapiù” offering following the good start to the 2007-2008 soccer season;

•	revenues from the News Business Area amount to euro 2 million, with an increase of 9.5% compared to the first quarter of 2007.

EBITDA in the first quarter of 2008 is a negative euro 21 million (-90.9%) compared to the first three months of 2007 (-euro 11 million).

Specifically, Free to Air activities, besides being affected by the reduction in revenues noted above, show a decrease in margins due to higher costs connected with developing and improving the program scheduling and a strengthening of audience share with higher investments by La7 in Entertainment and Sport programs – audience share in early evening programs increased by 17%, from 2.2% in the first quarter of 2007 to 2.6% in the first quarter of 2008.

Telecom Italia Group - First Quarter Report at March 31, 2008

EBITDA of MTV is also hurt by higher costs for program scheduling owing to the launch of new programs compared to the first quarter of 2007. In the previous year, instead, programming was concentrated in the second half in conjunction with the tenth anniversary of the channel.

EBITDA was thus equal to -euro 13 million, with a reduction of euro 9 million compared to the first quarter of 2007 (-euro 4 million).

The operating profit of Digital Terrestrial activities, which fell by euro 2 million compared to the same period of 2007, is particularly impacted by higher costs incurred for the acquisition of PPV soccer rights.

Profitability of the Multimedia sector recorded an improvement of euro 1 million over the prior period, increasing from euro 2 million in the first quarter of 2007 to euro 3 million in the first quarter of 2008.

EBIT in the first quarter of 2008, after depreciation and amortization, is a negative euro 37 million (a negative euro 26 million in the corresponding period of 2007). The change, apart from the previously described decrease in EBITDA, is attributable to higher amortization charges for television rights on La7 and depreciation charges for Digital Terrestrial infrastructures.

Capital expenditures total euro 18 million (euro 30 million in the first quarter of 2007). They mainly refer to activities in the Television area and include the acquisition of television rights benefiting more than one year (euro 14 million).

Headcount at March 31, 2008 is 1,047 (1,016 at December 31, 2007) and includes 97 people with temp work contracts (72 at December 31, 2007). The increase (+31) is principally attributable to people with temp work contracts assigned to new 2008 television productions, offset in part by resignations following the sale of the “On Air” business segment.

—	EVENTS SUBSEQUENT TO MARCH 31, 2008

On April 2, 2008, the Ministry of Communications – on the basis of the specific note by the European Commission dated April 1, 2008 – communicated, according to the information and the data received in the preliminary hearing, that the position of Telecom Italia Media is such that no request needs to be made for the restitution of the state grants for the decoders.

Telecom Italia Group - First Quarter Report at March 31, 2008

OLIVETTI

—	THE BUSINESS UNIT

The Olivetti Group operates in the digital printing systems and ink-jet office products sectors. In addition, it also develops and manufactures products using silicon technology (ink-jet print heads and MEMS) and also specialized applications for the banking field and commerce and information systems for managing forecast games and lotteries, electronic voting and e-government. The reference market of the Business Unit is focused mainly in Europe and Asia.

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows (the main companies are indicated):

OLIVETTI Olivetti S.p.A. • Olivetti I-Jet S.p.A. • Olivetti International B.V. (foreign sales companies)

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first quarter of 2008 compared to the first quarter of 2007.

EBITDA

(millions of euro)

	1st Quarter 2008	1st Quarter 2007 (1)	Change
(millions of euro)			amount	%
Revenues	83	83
EBITDA	(7)	(10)	3	30.0
% of Revenues	(8.4)	(12.0)
EBIT	(9)	(14)	5	35.7
% of Revenues	(10.8)	(16.9)
Capital expenditures	1	2	(1)	(50.0)
Headcount at period-end (number)	1,259	1,279	(20)	(1.6)

(1)	The headcount is as of the date of December 31, 2007.

Revenues amount to euro 83 million in the first quarter of 2008, unchanged compared to the same period of 2007. Excluding the change in the scope of consolidation and the negative foreign exchange effect, the organic growth of revenues is equal to euro 5 million (+6.4%).

Telecom Italia Group - First Quarter Report at March 31, 2008

From the standpoint of business lines, revenues, even with a different mix, are in line with 2007.

During the first three months of the year there was a reduction in the sales of traditional ink-jet products, faxes and accessories due to the fewer faxes installed.

The sales volumes of multi-functional ink-jet products increased as a result of a supply contract with an important customer which will be completed by the end of the year.

Printers for banking teller applications, although they decreased in price owing to the reduction in the value of the U.S. dollar against the euro, grew by 24% in terms of sales volumes during the quarter compared to the corresponding period of the prior year, thanks especially to the results reached on foreign markets.

On the Italian market, an important supply contract for postal printers was received which will be fulfilled in the second quarter.

Professional products for the office, copiers and relative accessories are in line with 2007, with a sharp increase in the color laser copier segment (+23% in quantity) and a reduction in the black and white models.

EBITDA in the first quarter of 2008 is a negative euro 7 million, an improvement of euro 3 million compared to the same period of the prior year (a negative euro 10 million). The improvement is essentially linked to keeping fixed overheads in check. At the product level, the reduction in the sales volumes of ink-jet fax accessories and the negative effect of greater competition in the office segment is compensated by the good results achieved in the specialized printers segment.

The organic change in EBITDA is a positive euro 7 million (+50.0%). Details are as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
HISTORICAL EBITDA	(7)	(10)	3	30.0
Effect of change in scope of consolidation	—	(2)
Effect of change in exchange rates	—	(2)

COMPARABLE EBITDA	(7)	(14)	7	50.0

EBIT in the first three months of 2008 is a negative euro 9 million, an improvement of euro 5 million compared to the same period of the prior year (a negative euro 14 million).

The organic change in EBIT is a positive euro 9 million (+50.0%). Details are as follows:

	1st Quarter 2008	1st Quarter 2007	Change
(millions of euro)			amount	%
HISTORICAL EBIT	(9)	(14)	5	35.7
Effect of change in scope of consolidation	—	(2)
Effect of change in exchange rates	—	(2)

COMPARABLE EBIT	(9)	(18)	9	50.0

Capital expenditures amount to euro 1 million in the first quarter of 2008, with a decrease of euro 1 million compared to the corresponding period of the prior year.

Headcount at March 31, 2008 is 1,259, of whom 1,124 are in Italy and 135 outside Italy. The reduction of 20 people, compared to December 31, 2007, is mainly attributable to resignations.

***

Telecom Italia Group - First Quarter Report at March 31, 2008

With regard to multifunctional products using ink-jet technology, in December 2007, a key player in the sector indicated its interest in an important acquisition of multi-functional printers and relative print heads. Negotiations are still underway.

Telecom Italia Group - First Quarter Report at March 31, 2008

OTHER OPERATIONS

“Other Operations” of the Telecom Italia Group are formed by the financial companies, the foreign operations not included in the Business Units already described and other minor companies not associated with the core business of the Telecom Italia Group.

Entel Bolivia Group

Held by: Telecom Italia International through ICH/ETI 50%

The Entel Bolivia group (consolidated line-by-line) operates in the fixed telephone sector (particularly the long-distance national and international telephone segments) and also the mobile, internet and data transmission sectors.

Fixed telephone lines at March 31, 2008 total 81,175, increasing 2.5% over December 31, 2007; this increase was almost entirely achieved with Aquì Entel public telephone points.

Internet and Data activities did not feature any specific promotions during the first quarter; at March 31, 2008, Broadband customers are therefore in line with those at the end of 2007 and numbering 14,444 customers.

Mobile business customers at March 31, 2008 are about 1,766,000, with a very limited increase compared to the end of 2007 (about 1,756,000); in the first quarter of 2008, Entel Bolivia was unable, in fact, to again offer the promotions which had featured in the first part of the prior year owing to specific restrictions in this sense by the Regulatory Agency.

***

On March 29, 2007, the Bolivian government, in pursuing its policy of nationalizing, issued a legislative measure to set up a ministerial commission to start, conduct and conclude negotiations, within 30 days of the publication of the measure, with the aim of “bringing back” Entel S.A. into the hands of the Bolivian government. Entel S.A. was acquired in 1995, with a payment of USD 610 million, by the Telecom Italia Group through the Dutch vehicle company ETI, owned entirely by Telecom Italia International. The above-mentioned measure accuses Entel Bolivia and ETI with having committed a series of grave administrative and fiscal irregularities. Telecom Italia participated in the meetings with the commission with the sole aim of hearing the government’s position with regard to the “repossession” of Entel Bolivia but has rejected all the accusations of having committed the irregularities with which it has been charged.

Subsequently, on April 23, 2007, the Bolivian government adopted two more measures with which it abrogated all the laws on the basis of which the previous government had acknowledged that Entel Bolivia had fulfilled the obligations it had assumed when the company was privatized, declaring that all initiatives put into place in executing the abrogated laws (particularly the capital reduction by Entel Bolivia approved at the end of 2005) would be punishable by law, and also annulled a series of further administrative measures, especially one passed in 1995, which had launched the Entel Bolivia privatization process.

On October 12, 2007, after an unsuccessful attempt at conciliation, an arbitration request was filed by ETI with ICSID (International Centre for Settlement of Investment Disputes, a body of the World Bank with headquarters in Washington, USA). The arbitration request covers the violation of the international treaty for the protection of foreign investments in Bolivia and the payment of compensation for the damages suffered as a result of the measures put into place by the Bolivian government.

Telecom Italia Group - First Quarter Report at March 31, 2008

On October 31, 2007, ICSID announced that the ETI arbitration request summoning the Bolivian government had been filed. The naming and seating of the arbitration board is proceeding in accordance with the ICSID rules of arbitration.

Two tax disputes are also pending against Entel Bolivia.

The first is for the alleged failure to apply withholding taxes at source on the portion of share capital reimbursed in 2005 to a non-resident shareholder. The alleged taxes evaded, together with additional charges and interest, are estimated at about euro 42 million. The rulings of the courts of the first instance before the Superintendencia Tributaria has upheld the position taken by the Tax Authorities. Entel Bolivia has thus filed an appeal before the Corte Suprema de Justicia. In this sense, on April 18, 2008, the company received a payment injunction against which the company has duly filed an appeal which, in accordance with local law, has the effect of suspending the injunction.

The second dispute, instead, refers to the alleged failure to apply indirect taxes to a significant portion of 2002 invoiced sales. The alleged taxes evaded, together with additional charges and interest are estimated at about euro 22 million. In this case, too, the verdict is pending before the Corte Suprema de Justicia after three judgments against the company by the Superintendencia Tributaria.

According to opinions by its internal and external experts, the company believes that it operated in a correct manner.

On May 1, 2008, a Supreme Decree was published which calls for the nationalization of the shares of Entel Bolivia held by the Telecom Italia Group.

The same decree states that a price will be decided for the nationalized shares within 60 days and that all the recorded and contingent liabilities of Entel S.A. will be deducted from that price.

Considering the absolute arbitrary nature of the order for the nationalization of the company and the violation of existing international agreements between Bolivia and the Netherlands, ETI, the direct parent of Entel Bolivia, has, as a precautionary measure, seized Entel Bolivia’s funds in excess of euro 50 million in foreign accounts and will take all the steps necessary to safeguard its investment.

Other international investments accounted for using the equity method

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The Group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At March 31, 2008, land lines in service (also including installed public telephones) are about 4,224,000, about the same as those at December 31, 2007 (4,208,000).

There are about 868,000 Broadband accesses, with an increase of 13% compared to the end of 2007 (768,000).

In the mobile business, the customer base of the Group reached approximately 12,564,000 users at March 31, 2008 (13% of which is in Paraguay), with an increase of about 2% compared to the end of 2007 (12,285,000). The number of postpaid customers also increased by 2% compared to the end of December 2007 and continues to account for 31% of the total customer base. The customers of Telecom Personal S.A., the mobile telephone services

Telecom Italia Group - First Quarter Report at March 31, 2008

operator of the group, which use TDMA services are being faded out and starting April 2008 it is no longer possible to recharge phones. The customers using GSM services now stand at 97% of the total customer base.

ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile communications, internet and data transmission in Cuba. At March 31, 2008, the number of land lines in service (also including installed public telephones) is about 1,047,000, a slight reduction compared to December 31, 2007 (1,052,800). Of the lines in service, 50,700 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in Cuban pesos. With a market that is still small, the number of internet and data customers has reached 23,800 accesses at March 31, 2008, just slightly higher than the number at the end of 2007 (23,500).

In the mobile telephony business, the customer base exceeds 219,400 users at March 31, 2008, an increase of 11% compared to December 31, 2007 (198,200). The performance for the quarter does not yet benefit from the opening of the mobile market to Cuban citizens which was made official during the month of March but became operational on April 14.

***

As regards the transactions between Banco Nacional de Comercio Exterior (“BancoMext”) and ETECSA, it should be noted that on February 14, 2008, Bancuba, Banco Central de Cuba and BancoMext signed a “Memorandum de Entendimiento” on the basis of which, on March 13, 2008, the parties definitively settled the disputes freeing ETECSA of any responsibility.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions on the individual lines of the interim income statement of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euro)	1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Other	(3)	—	(3)

IMPACT ON EBITDA	(3)	—	(3)

Gains (losses) on non-current assets:
Gains on properties	25	10	15

IMPACT ON EBIT	22	10	12

IMPACT OF PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	22	10	12

Income tax expense	(8)	(2)	(6)

IMPACT ON PROFIT FOR THE PERIOD	14	8	6

●	POSITIONS OR TRANSACTIONS DERIVING FROM ATYPICAL AND/OR UNUSUAL TRANSACTIONS

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in the first quarter of 2008 there were no atypical and/or unusual transactions, as defined by that Communication.

Telecom Italia Group - First Quarter Report at March 31, 2008

OTHER INFORMATION

●	DISPUTES, LITIGATION AND LEGAL PROCEEDINGS PENDING

A description is provided here of the main legal, arbitration and tax litigation in which companies of the Telecom Italia Group are involved at March 31, 2008. For the disputes considered likely to have an adverse outcome, the Group has made provisions totaling euro 429 million; for those where an adverse outcome is considered unlikely or for which a reliable estimate cannot be made of the amount, no provisions have been made.

In addition to the contingent liabilities reported below, contingent assets are also described in connection with the restitution of the 1998 license fee amounting to euro 529 million plus interest.

FASTWEB

In December 2006 Fastweb notified Telecom Italia of the start of an arbitration proceeding under the arbitration clause of the interconnection contract concluded between the parties in January 2000, alleging non-performance of contract in connection with the fixed/mobile termination fees charged from January 1, 2000 to the end of November 2006.

Specifically, Fastweb asserts that Telecom Italia violated the obligation, imposed by the regulations in force on firms with significant power in the market in question, to apply cost-oriented, non-discriminatory fees. The consequent request for damages amounts to about euro 79 million.

Telecom Italia filed a counterclaim in the arbitration proceeding, challenging Fastweb’s statements.

***

In previous financial years, at the conclusion of Case A/351 of the Antitrust Authority, Telecom Italia paid a fine of euro 115 million for alleged abuses of dominant position. In connection with that measure, proceedings are still under way in the action brought by Fastweb in November 2006 before the Milan Court of Appeal to have Telecom Italia ordered to pay alleged damages of euro 644 million.

Telecom Italia has defended the case, arguing that Fastweb’s requests are unfounded and inadmissible.

In 2007, the Court of Appeal ordered a technical accounting appraisal on its own authority to determine the exact amount of the damages requested by Fastweb.

During the court-ordered appraisal Telecom Italia will contest Fastweb’s quantification of the damages and the existence of any liability for Telecom Italia.

***

In October 2007, Fastweb brought action before the Milan Court of Appeal for damages of euro 970 million in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential users and non-residential users and retail broadband Internet access.

The action brought by Fastweb on the merits of the case is based on the order issued in May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

Telecom Italia Group - First Quarter Report at March 31, 2008

H3G

The two disputes with the operator H3G, reported in the December 31, 2007 financial statements, have been settled by an April 2008 agreement between the parties.

This agreement closes alleged damage requests by H3G in the two actions initiated in the Milan Court, respectively, for alleged anti-competitive practices against H3G by Telecom Italia referring to those under Case A/357 of the Antitrust Authority and alleged illegitimate retention and win-back practices targeting H3G mobile customers. The same agreement also made it possible both to close a dispute pending with AGCom concerning the termination of SMS from the Telecom Italia network to the H3G network and to settle some other commercial disputes between the parties.

WIND

Following the above-mentioned Antitrust Authority case A/351, which ended with Telecom Italia being ordered to pay a fine of euro 115 million for alleged abuses of dominant position, Wind initiated an action in November 2007 before the Milan Court of Appeal against Telecom Italia with a view to obtaining damages of euro 545 million for anti-competitive conduct.

Wind alleges that Telecom Italia’s abusive conduct prevented Wind from increasing its sales of fixed communication services (voice telephony and value-added services, data transmission, Internet access and services to other operators) and mobile telephony services to business customers.

Telecom Italia is defending the case, arguing that Wind’s assertions and claims for damages are unfounded.

***

In January 2008, Wind initiated a proceeding under Article 82 of the EC Treaty before the Milan Court for damages of approximately euro 600 million as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and the market for retail services to residential and micro-business customers.

In particular, Wind asserts that Telecom Italia engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to go over to Wind or recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically proposing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia will defend the case, contesting Wind’s assertions and claims for damages. proposition

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action under art. 33 of Law 287/1990 brought by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately euro 525 million and subsequently revised to euro 759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting in the exploitation of its position in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market and taken advantage of its market power in the supply of mobile telephony services and the recent restructuring of the Group with the organizational and functional integration of Telecom Italia and Tim by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the 187 service to promote mobile communication services.

Telecom Italia Group - First Quarter Report at March 31, 2008

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data.

Telecom Italia has defended the case, contesting Vodafone’s assertions and claims.

APPEALS AGAINST THE LICENSE FEE

Some appeals are still pending before the Lazio Regional Administrative Court, in which judgment is not expected in the near future. They were filed by Telecom Italia and Tim and concern the base for calculating the license fee. In particular:

•

the appeal submitted by Telecom Italia in 2003 for the annulment of the letter dated July 9, 2003 (ref. no. 16605) ordering the Company to pay euro 72 million as the balance of the license fees for the years 1997-1998, of which euro 31 million for 1997 and euro 41 million for 1998;

•

the appeal submitted by Tim in 2003 for the annulment of the letter dated May 23, 2002, in which the Ministry of Communications had requesed payment of the balance of the license fees for the years 1996-1997-1998 amounting to euro 14 million.

LICENSE FEE FOR 1998

On February 21, 2008 the European Court of Justice issued a ruling in favor of the Telecom Italia Group on the question of the incompatibility with Community law of the provisions of Italian law (Article 20 of Law 488/1998) that, in an already liberalized market, had extended the obligation to pay the license fee to 1998.

As is known, in May 2006, the Lazio Regional Administrative Court, acting on appeals submitted by Telecom Italia and Tim regarding their right to restitution of the license fee they paid for 1998 (euro 386 million for Telecom Italia and euro 143 million for Tim, plus interest) had suspended the national proceeding and applied to the European Court of Justice for a ruling on the preliminary question, considering the above-mentioned provisions of Italian law to be potentially in conflict with Directive 97/13 regarding rights and charges for individual licenses.

It is now expected that the Lazio Regional Administrative Court, upon resuming the administrative proceeding, will rule - in the sense indicated by the European Court of Justice – on the incompatibility of the provisions of national law challenged by the Telecom Italia Group with the provisions of Community law referred to above.

TAX DISPUTES

•

Between October and November 2007, Telecom Italia S.p.A. received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (Telecom Italia; TIM and Tim Italia). The most important objections concerned the writedown of the Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deduction of the levy on telephony (2002 financial statements of Telecom Italia and TIM) and for the taxation of the prior period income recorded in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

The competent offices of the tax authorities have decided not to pursue the objection concerning the deduction of the levy on mobile telephony in 2002 and is still examining the others.

On January 29, 2008, the Revenue Agency, Milan Office 1, notified the Company of a request for clarification under ex art. 37 bis, paragraph 4 of DPR 600 of September 9, 1973 regarding the merger of Telecom Italia in Olivetti and the demerger of Seat Pagine Gialle.

Telecom Italia Group - First Quarter Report at March 31, 2008

The Company, on March 6, 2008, file a comprehensive report in response to the request. The objections set out in the reports, except for that concerning the deduction of the levy on mobile telephony in 2002, would involve additional income taxes of euro 2.5 billion.

At all events, the Company considers that it can prove that it interpreted and applied the rules correctly;

•

As already stated in the 2006 financial statements, on January 26, 2007 the Company received the report containing the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of Blu into Tim.

In this matter, on December 12, 2007 the Company received the consequent notice of assessment for corporate income tax and the regional tax on productive activities for 2002. The assessment notice calls for the payment of euro 436 million additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about euro 492 million. The Company has filed an appeal before the Turin Provincial Tax Commission.

On May 7, 2008, the tax bill was notified following the receipt of the tax assessment. This is a provisional bill and regards half the taxes provisionally assessed in reference to the main dispute (utilization of Blu’s tax loss carryforwards), in addition to penalties and interest, for a total of euro 182 million. The Company will ask for the suspension of payment until the Tax Commission hands down the judgment on the appeal filed on the tax assessment.

***

In 2007 Telecom Italia Sparkle received various requests for information from the judicial authorities in connection with an investigation of one of its suppliers for an alleged value-added-tax fraud perpetrated in complicity with other (Italian and foreign) parties operating in the market for “Premium” telecommunications services. In brief, Telecom Italia Sparkle had concluded standard Virtual Transit Service contracts under which it collected traffic generated by Premium services and aggregated by its EU customers abroad and then routed it towards the terminal destinations managed by the supplier.

As a precaution, Telecom Italia Sparkle has interrupted business relationships with the parties under investigation.

The Company, among other things taking account of the opinions of outside advisors, considers that its has acted in compliance with the legislation in force.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	REQUIREMENTS TO THE ARTICLES 36 ET SEQ. OF THE CONSOB REGULATION ON MARKETS.

Given that as at the end of 2007, Telecom Italia directly or indirectly exercises control some companies organized and existing under the laws of non-EU countries, upgrading initiatives in order to ensure full compliance with article 36 of the CONSOB Regulation on markets by the deadline of 16 November 2008, have planned.

In short, given that all the Telecom Italia Group companies incorporated outside the EU, already draw up annual or consolidated financial statements, and that the said financial statements are available to the shareholders of the parent undertaking pursuant to the filing of the summary tables of essential data before shareholders’ meetings, action will be taken to ensure that all :

•

appoint an independent auditor to carry out a full audit of their financial statements in accordance with accounting principles equivalent to those applicable in the EU, as from the financial year 2008;

•

make voluntary disclosure to the relevant local registries (in cases where such disclosure is not required under the laws of the country of incorporation), of their articles of association, and the names and powers of their directors and officers;

•

to furnish Telecom Italia, and directly their independent auditors with a written undertaking to disclose any and all the information the latter may request or require in order to be able to effectively audit Telecom Italia’s accounts.

Specific checks are already underway to assess the appropriateness of the internal control systems of the various non-EU subsidiaries, and determine the corrective action to be taken, where necessary.

Telecom Italia Group - First Quarter Report at March 31, 2008

●	STATEMENT BY THE MANAGER RESPONSIBLE FOR PREPARING THE FINANCIAL REPORTS OF THE COMPANY

The manager responsible for preparing the financial reports of the Company, in accordance with section 2, article 154 bis of the Consolidated Law on Financial Intermediation, confirms that the financial information included in the First Quarter Report at March 31, 2008 of the Telecom Italia Group agrees with company’s accounting records.

The Manager Responsible for Preparing the Financial Reports of the Company

Enrico Parazzini

Milan, May 9, 2008

Telecom Italia Group - First Quarter Report at March 31, 2008

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward - looking statements. This Document contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

–

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

–

our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

–	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

–

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

–	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

–	our ability to successfully achieve our debt reduction targets;

–	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

–	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

–	our services are technology-intensive and the development of new technologies could render such services non-competitive;

–	the impact of political and economic developments in Italy and other countries in which we operate;

–	the impact of fluctuations in currency exchange and interest rates;

–	our ability to successfully implement our strategy over the 2008-2010 period;

–

our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

–	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

–	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

–	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Telecom Italia Group - First Quarter Report at March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: July 9, 2008